Statement of Management’s Responsibility
for Financial Information
Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (MD&A) and all other information in the Annual Report.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the
Bank Act (Canada)
and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102
Continuous Disclosure Obligations
of the CSA.
The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration given to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.
In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.
As of October 31, 2025, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings
and the
Securities Exchange Act of 1934
.
In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2025 is set forth on page 132.
The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.
The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the
Bank Act
, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.
KPMG LLP, the independent auditors appointed by the shareholders of the Bank who have audited the consolidated financial statements, have also audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2025 and have issued their report below.

Darryl White	Tayfun Tuzun	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 4, 2025

BMO Financial Group 208th Annual Report 2025	125

INDEPENDENT AUDITOR’S REPORT

[THIS PAGE INTENTIONALLY LEFT BLANK]

126	BMO Financial Group 208th Annual Report 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

BMO Financial Group 208th Annual Report 2025	127

INDEPENDENT AUDITOR’S REPORT

[THIS PAGE INTENTIONALLY LEFT BLANK]

128	BMO Financial Group 208th Annual Report 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

BMO Financial Group 208th Annual Report 2025	129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Bank of Montreal
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 4, 2025 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting
.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
(i) Assessment of the Allowance for Credit Losses for Loans
As discussed in Notes 1 and 3 to the consolidated financial statements, the Bank’s allowance for credit losses (ACL) for loans as at October 31, 2025 was $5,050 million. The Bank’s ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9
Financial Instruments
expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank’s methodology attaches probability weightings to four economic scenarios, which represent the Bank’s judgment about a range of forecast economic variables – a base case scenario being the Bank’s view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank’s methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.
We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank’s key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating
model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the modelled APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management’s judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank’s borrower risk rating scale and compared that to the Bank’s assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

130	BMO Financial Group 208th Annual Report 2025

(ii) Assessment of the Measurement of the Fair Value of Certain Securities
As discussed in Notes 1, 2 and 17 to the consolidated financial statements, the Bank’s securities portfolio included $326,866 million of securities as at October 31, 2025 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.
We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management’s process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.
(iii) Assessment of Income Tax Uncertainties
As discussed in Notes 1 and 22 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.
We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank’s interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank’s provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank’s provision, if necessary.
(iv) Assessment of the Valuation of Insurance-related Liabilities
As discussed in Notes 1 and 14 to the consolidated financial statements, the Bank’s insurance-related liabilities as at October 31, 2025 were $20,436 million. The Bank’s methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial
risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial
risk assumptions include mortality, policy lapse and expenses.
We identified the assessment of the valuation of insurance-related liabilities as a critical audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank’s modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The
following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s valuation of insurance-related liabilities process. This included controls related to the development and review of key financial and non-financial
risk assumptions, and the actuarial models used to calculate insurance-related liabilities with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial
assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank’s internal and external experience studies, and (2) the impact of assumption changes on the contractual service margin (CSM) on the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics.

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank’s auditor since 2004 and as joint auditor for the prior 14 years.
Toronto, Canada
December 4, 2025

BMO Financial Group 208th Annual Report 2025	131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Bank of Montreal
Opinion on Internal Control Over Financial Reporting
We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 4, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 113 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because
 of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 4, 2025

132	BMO Financial Group 208th Annual Report 2025

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2025	2024
Interest, Dividend and Fee Income
Loans	$38,747	$40,069
Securities (Note 2) (1)	15,862	15,038
Securities borrowed or purchased under resale agreements	6,072	6,843
Deposits with banks	2,856	4,035
	63,537	65,985
Interest Expense
Deposits	29,255	34,580
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	9,064	8,907
Subordinated debt	456	456
Other liabilities (Note 13)	3,275	2,574
	42,050	46,517
Net Interest Income	21,487	19,468
Non-Interest Revenue
Securities commissions and fees	1,169	1,106
Deposit and payment service charges	1,791	1,626
Trading revenues (Note 17)	2,584	2,377
Lending fees	1,342	1,464
Card fees	831	847
Investment management and custodial fees	2,339	2,056
Mutual fund revenues	1,495	1,324
Underwriting and advisory fees	1,703	1,399
Securities gains, other than trading (Note 2)	287	200
Foreign exchange gains, other than trading	271	263
Insurance service results (Note 14)	421	340
Insurance investment results (Note 14)	124	105
Share of profit in associates and joint ventures	175	207
Other revenues	255	13
	14,787	13,327
Total Revenue	36,274	32,795
Provision for Credit Losses (Note 3)	3,617	3,761
Non-Interest Expense
Employee compensation (Notes 20 and 21)	12,018	10,872
Premises and equipment (Note 8)	4,468	4,117
Amortization of intangible assets (Note 10)	1,152	1,112
Advertising and business development	806	837
Communications	342	388
Professional fees	678	583
Association, clearing and annual regulator fees	302	321
Other	1,341	1,269
	21,107	19,499
Income Before Provision for Income Taxes	11,550	9,535
Provision for income taxes (Note 22)	2,825	2,208
Net Income	$8,725	$7,327
Attributable to:
Bank shareholders	$8,709	$7,318
Non-controlling interest in subsidiaries	16	9
Net Income	$8,725	$7,327
Earnings Per Common Share (Canadian $) (Note 23)
Basic	$11.46	$9.52
Diluted	11.44	9.51
Dividends per common share	6.44	6.12

(1)
Includes interest income on securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, calculated using the effective interest rate method, of $7,136 million for the year ended October 31, 2025 ($7,826 million in 2024).

The accompanying notes are an integral part of these consolidated financial statements.

Darryl White	Jan Babiak
Chief Executive Officer	Chair, Audit and Conduct Review Committee

BMO Financial Group 208th Annual Report 2025	133

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2025	2024
Net Income	$8,725	$7,327
Other Comprehensive Income, net of taxes (Note 22)
Items that will subsequently be reclassified to net income
Net change in unrealized gains on fair value through OCI debt securities
Unrealized gains on fair value through OCI debt securities arising during the year	308	217
Reclassification to earnings of (gains) during the year	(65)	(83)
	243	134
Net change in unrealized gains on derivatives designated as cash flow hedges
Gains on derivatives designated as cash flow hedges arising during the year (Note 7)	995	2,512
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the year	1,051	1,417
	2,046	3,929
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	473	287
Unrealized (losses) on hedges of net foreign operations	(76)	(100)
	397	187
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the year	(11)	9
Net gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21)	137	(69)
Net (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(245)	(633)
	(119)	(693)
Total Other Comprehensive Income, net of taxes (Note 22)	2,567	3,557
Total Comprehensive Income	$11,292	$10,884
Attributable to:
Bank shareholders	$11,276	$10,875
Non-controlling interest in subsidiaries	16	9
Total Comprehensive Income	$11,292	$10,884
The accompanying notes are an integral part of these consolidated financial statements.

134	BMO Financial Group 208th Annual Report 2025

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2025	2024
Assets
Cash and Cash Equivalents	$67,484	$65,098
Interest Bearing Deposits with Banks	2,838	3,640
Securities (Note 2)
Trading	192,303	168,926
Fair value through profit or loss	21,354	19,064
Fair value through other comprehensive income	113,209	93,702
Debt securities at amortized cost	96,610	115,188
	423,476	396,880
Securities Borrowed or Purchased Under Resale Agreements (Note 3)	129,421	110,907
Loans (Notes 3 and 5)
Residential mortgages	196,033	191,080
Consumer instalment and other personal	92,741	92,687
Credit cards	12,649	13,612
Business and government	380,788	384,993
	682,211	682,372
Allowance for credit losses (Note 3)	(5,050)	(4,356)
	677,161	678,016
Other Assets
Derivative instruments (Note 7)	57,151	47,253
Customers’ liability under acceptances	711	359
Premises and equipment (Note 8)	6,252	6,249
Goodwill (Note 10)	16,797	16,774
Intangible assets (Note 10)	4,758	4,925
Current tax assets	1,970	2,219
Deferred tax assets (Note 22)	2,732	3,024
Receivable from brokers, dealers and clients	43,167	31,916
Other (Note 11)	42,884	42,387
	176,422	155,106
Total Assets	$1,476,802	$1,409,647
Liabilities and Equity
Deposits (Note 12)	$976,202	$982,440
Other Liabilities
Derivative instruments (Note 7)	58,729	58,303
Acceptances	711	359
Securities sold but not yet purchased (Note 13)	54,876	35,030
Securities lent or sold under repurchase agreements (Note 5)	134,967	110,791
Securitization and structured entities’ liabilities (Notes 5 and 6)	51,562	40,164
Insurance-related liabilities (Note 14)	20,436	18,770
Payable to brokers, dealers and clients	45,170	34,407
Other (Note 13)	37,549	36,720
	404,000	334,544
Subordinated Debt (Note 15)	8,500	8,377
Total Liabilities	$1,388,702	$1,325,361
Equity
Preferred shares and other equity instruments (Note 16)	8,956	8,087
Common shares (Note 16)	23,359	23,921
Contributed surplus	373	354
Retained earnings	47,377	46,469
Accumulated other comprehensive income	7,986	5,419
Total shareholders’ equity	88,051	84,250
Non-controlling interest in subsidiaries	49	36
Total Equity	88,100	84,286
Total Liabilities and Equity	$1,476,802	$1,409,647
The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	135

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2025	2024
Preferred Shares and Other Equity Instruments (Note 16)
Balance at beginning of year	$8,087	$6,958
Issued during the year	1,369	2,379
Redeemed during the year	(500)	(1,250)
Balance at end of year	8,956	8,087
Common Shares (Note 16)
Balance at beginning of year	23,921	22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	–	905
Issued under the Stock Option Plan	161	74
Treasury shares sold	7	1
Purchased for cancellation	(730)	–
Balance at end of year	23,359	23,921
Contributed Surplus
Balance at beginning of year	354	328
Stock option expense, net of options exercised (Note 20)	14	15
Net premium on sale of treasury shares	5	11
Balance at end of year	373	354
Retained Earnings
Balance at beginning of year	46,469	44,006
Net income attributable to bank shareholders	8,709	7,318
Dividends on preferred shares and distributions payable on other equity instruments (Note 16)	(436)	(386)
Dividends on common shares (Note 16)	(4,630)	(4,458)
Equity issue expense	(4)	(11)
Common shares purchased for cancellation (Note 16)	(2,731)	–
Balance at end of year	47,377	46,469
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of year	(321)	(464)
Unrealized gains on fair value through OCI debt securities arising during the year	308	217
Unrealized gains (losses) on fair value through OCI equity securities arising during the year	(11)	9
Reclassification to earnings of (gains) during the year	(65)	(83)
Balance at end of year	(89)	(321)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of year	(1,519)	(5,448)
Gains on derivatives designated as cash flow hedges arising during the year (Note 7)	995	2,512
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the year	1,051	1,417
Balance at end of year	527	(1,519)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of year	6,381	6,194
Unrealized gains on translation of net foreign operations	473	287
Unrealized (losses) on hedges of net foreign operations	(76)	(100)
Balance at end of year	6,778	6,381
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of year	874	943
Gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21)	137	(69)
Balance at end of year	1,011	874
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of year	4	637
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(245)	(633)
Balance at end of year	(241)	4
Total Accumulated Other Comprehensive Income	7,986	5,419
Total Shareholders’ Equity	88,051	84,250
Non-Controlling Interest in Subsidiaries
Balance at beginning of year	36	28
Net income attributable to non-controlling interest in subsidiaries	16	9
Dividends to non-controlling interest in subsidiaries	(3)	(3)
Other	–	2
Balance at end of year	49	36
Total Equity	$88,100	$84,286
The accompanying notes are an integral part of these consolidated financial statements.

136	BMO Financial Group 208th Annual Report 2025

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2025	2024
Cash Flows Provided by Operating Activities
Net Income	$8,725	$7,327
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(287)	(200)
Depreciation of premises and equipment (Note 8)	1,015	970
Depreciation of other assets	13	28
Amortization of intangible assets (Note 10)	1,152	1,112
Write-down of goodwill and intangible assets (Notes 9 and 10)	178	26
Provision for credit losses (Note 3)	3,617	3,761
Deferred taxes (Note 22)	12	153
Share of (profit) in associates and joint ventures	(175)	(207)
Changes in operating assets and liabilities:
Trading securities	(21,315)	(42,700)
Derivative assets	(7,984)	(85)
Derivative liabilities	(1,182)	2,123
Current income taxes	104	257
Accrued interest receivable and payable	(1,403)	785
Insurance-related liabilities	1,666	4,312
Brokers, dealers and clients receivable and payable	(592)	1,529
Other items and accruals, net	3,479	(7,125)
Deposits	(13,233)	66,114
Loans	(82)	(24,636)
Securities sold but not yet purchased	19,582	(8,786)
Securities lent or sold under repurchase agreements	23,166	3,766
Securities borrowed or purchased under resale agreements	(17,682)	5,480
Securitization and structured entities’ liabilities	11,466	12,699
Net cash provided by operating activities	10,240	26,703
Cash Flows (Used in) Financing Activities
Net (decrease) in liabilities of subsidiaries	(945)	(12,071)
Proceeds from issuance of subordinated debt (Note 15)	1,250	1,000
Repayment of subordinated debt (Note 15)	(1,250)	(1,000)
Proceeds from issuance of preferred shares, net of issuance costs (Note 16)	1,365	2,368
Redemption of preferred shares (Note 16)	(500)	(1,250)
Net proceeds from issuance of common shares (Note 16)	146	67
Net sale of treasury shares (Note 16)	12	1
Common shares purchased for cancellation (Note 16)	(3,396)	–
Cash dividends and distributions paid	(5,031)	(3,840)
Cash dividends paid to non-controlling interest	(3)	(3)
Repayment of lease liabilities	(321)	(357)
Net cash (used in) financing activities	(8,673)	(15,085)
Cash Flows Provided by (Used in) Investing Activities
Interest bearing deposits with banks	854	515
Purchases of securities, other than trading	(78,686)	(86,980)
Maturities of securities, other than trading	37,244	27,323
Proceeds from sales of securities, other than trading	42,922	36,177
Net purchases of premises and equipment and software (Notes 8 and 10)	(1,729)	(1,564)
Net cash provided by (used in) investing activities	605	(24,529)
Effect of exchange rate changes on cash and cash equivalents	214	75
Net increase (decrease) in cash and cash equivalents	2,386	(12,836)
Cash and cash equivalents at beginning of year	65,098	77,934
Cash and Cash Equivalents at End of Year (1)	$67,484	$65,098
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the year (2)	$43,135	$45,092
Income taxes paid in the year	2,831	2,450
Interest received in the year	61,067	63,108
Dividends received in the year	2,423	2,481

(1)
We are required to maintain reserves or minimum balances with certain central banks, regulatory bodies and counterparties
,
totalling $108 million as at October 31, 2025 ($80 million as at October 31, 2024).

(2)	Includes dividends paid on securities sold but not yet purchased.
The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI).
Our consolidated financial statements have been prepared on a historical cost basis, except for
the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at FVOCI; financial assets and liabilities designated as hedged items in qualifying fair value hedge relationships; investment properties; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.
These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2025.
Basis of Consolidation
These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2025. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 6. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.
We hold investments in associates, where we exert significant influence over operating and financing decisions (generally companies in which we own between
20
% and
50
%
of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of an investee’s net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 11.
Material Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our material accounting policies throughout the following notes with the related financial disclosures by major caption:

Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary
assets and liabilities measured at fair value, that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.
Non-monetary
assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the gain (loss) on translation and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.
Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in net unrealized gains (losses) on FVOCI equity securities arising during the period in our Consolidated Statement of Comprehensive Income. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

138	BMO Financial Group 208th Annual Report 2025

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market
of foreign exchange contracts related to economic hedges are included in non-interest
revenue, foreign exchange gains, other than trading, in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.
Revenue
Dividend Income
Dividend income is recognized when the right to receive payment is established. This is the ex-dividend
date for listed equity securities.
Fee Income
Fee income is recognized based on the purpose of the fee and the terms specified in the contract with customers, generally when we have completed our obligations as specified in the contract. Payment is typically due when our obligation has been satisfied or shortly thereafter, so there is generally no significant financing component associated with payments due to us. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable. When another party is involved in providing a service to a customer, we determine whether we act as a principal or an agent, which may require judgment. If we act as a principal (i.e. when we control the services in the contract before they are transferred to customers), we present revenue separately from the amount paid to the other party; otherwise, we present revenue net of the amount paid to the other party.
Securities commissions and fees
are earned in Wealth Management and Capital Markets on brokerage transactions executed for customers, generally as a fixed fee per share traded, and the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer’s portfolio holdings that entitle them to investment advice and a certain number of trades, which are recorded over the period to which the fees relate.
Deposit and payment service charges
are primarily earned in Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Banking, and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.
Card fees
are earned in Canadian P&C and U.S. Banking and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction, as established by the payment network, and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees when redeemed.
Investment management and custodial fees
are earned in Wealth Management and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.
Mutual fund revenues
are earned in Wealth Management as fees for fund management services, which are primarily calculated and recorded based on a percentage of the fund’s net asset value. The fees are recorded over the period the services are performed.
Underwriting and advisory fees
are earned in Capital Markets and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, as well as fees earned from providing mergers and acquisitions services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.
Leases
We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all of the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all of the risks and rewards of asset ownership.
As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.
Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest
revenue, other revenues, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the term of the lease in non-interest
expense, other, in our Consolidated Statement of Income.
Refer to Note 8 for our policy on lessee accounting.
Assets Held for Sale
Non-current
non-financial
assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current
asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest
expense, other, in our Consolidated Statement of Income.

BMO Financial Group 208th Annual Report 2025	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates and Judgments
The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; and consolidation of SEs. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 5 and 6, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the United States-Mexico-Canada Agreement is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business spending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses, it could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, and on our credit ratings and regulatory capital and liquidity ratios, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.
Allowance for Credit Losses
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada and the United States, and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.
Financial Instruments Measured at Fair Value
Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial
assets.
Additional information regarding our fair value measurement techniques is included in Note 17.
Pension and Other Employee Future Benefits
Our pension and other employee future benefit expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.
The calculation of pension and other employee future benefit expense, plan assets and defined benefit obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increase rates, retirement age and mortality rates. These assumptions are management’s best estimate based on relevant historical experience, in conjunction with market-related data, and as reviewed by actuaries. We determine discount rates at each year end for all plans, using high-quality corporate bonds with terms matching the plans’ specific cash flows.
Additional information regarding our accounting for pension and other employee future benefits is included in Note 21.
Impairment of Securities and Investments in Associates and Joint Ventures
Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model. For securities determined to have low credit risk, the ACL is measured at an amount equal to
12-month
ECL.
We review our investments in associates and joint ventures, included within other assets, at each quarter-end
reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, objective evidence of impairment may include, among other factors, a significant or prolonged decline in fair value to an amount below their cost.
Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and ACL, investments in associates and joint ventures and the determination of fair value is included in Notes 2, 11 and 17.

140	BMO Financial Group 208th Annual Report 2025

Income Taxes and Deferred Tax Assets
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, Consolidated Statement of Comprehensive Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.
Additional information regarding our accounting for income taxes is included in Note 22.
Goodwill and Intangible Assets
For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and recoverable amounts of the CGUs to which goodwill has been allocated in order to determine whether the recoverable amount of each CGU is greater than its carrying value. If the carrying value of the CGU were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.
Fair value less costs to sell has been used to perform the impairment tests in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment.
Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding
15
 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any indefinite-life intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding goodwill and intangible assets is included in Note 10.
Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability-weighted. This is based on non-financial
risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity-specific data and, in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.
Additional information regarding insurance contract liabilities is included in Note 14.
Provisions
Provisions, including those for legal proceedings and restructuring charges, are recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.
Additional information regarding provisions is included in Note 24.
Transfers of Financial Assets
We enter into transactions in which we transfer financial assets, typically loans or mortgage-backed securities, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we have transferred substantially all of the risks and rewards of ownership, the assets are derecognized. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet. Where we have neither transferred nor retained substantially all of the risks and rewards, we derecognize the asset only if we no longer control it. If we have retained control, we continue to recognize the transferred assets to the extent of our continuing involvement.
Additional information regarding transferred financial assets is included in Note 5.

BMO Financial Group 208th Annual Report 2025	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidation of Structured Entities
The securitization vehicles we sponsor typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and the funding of their activities. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits from their activities.
For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest of greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest of less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.
Additional information regarding SEs is included in Notes 6 and 20.
Changes in IFRS and Accounting Policies
IFRS 17 Insurance Contracts
Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4
Insurance Contracts
(IFRS 4). Refer to Note 14 for additional details on our policy for insurance contract liability accounting.
On transition, we
were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we applied the fair value approach. CSM recognized on November 1, 2022 using the fair value approach was $1,550 million, of which $1,210 million remained in insurance contract liabilities as at October 31, 2025 ($1,370 million as of October 31, 2024).
IAS 40 Investment Property
On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40
Investment Property
(IAS 40) permits either measurement approach. We applied the change retrospectively, as if we had always accounted for investment properties at fair value. The result was an increase in other assets of $132 million and an increase in shareholders’ equity of $132 million after-tax
at November 1, 2022.
IFRS 9 Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we had always recorded securities transactions on trade date. Regular way contracts are those that will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of $52.5 billion as at October 31, 2023.
IAS 12 Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12
Income Taxes
(IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority.
Future Changes in IFRS and Accounting Policies
Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification and Measurement of Financial Instruments
which amended IFRS 9
Financial Instruments
(IFRS 9) and IFRS 7
Financial Instruments: Disclosures
. These amendments clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features, and the treatment of non-recourse
assets and contractually linked instruments. The amendments also introduce an accounting policy choice to derecognize certain financial instruments settled using an electronic payment system before the settlement date, if certain conditions are met. The amendments will be effective for our fiscal year beginning November 1, 2026. To meet the requirements of the amendments, we have established an enterprise-wide project and are currently evaluating the impact of adoption.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18), which will replace IAS 1
Presentation of Financial Statements
and will be effective for our fiscal year beginning November 1, 2027. In order to meet the requirements of IFRS 18, we have established an enterprise-wide project and are currently evaluating the impact of adoption. IFRS 18 will modify the formatting of our Consolidated Statement of Income with the presentation of income and expenses under three categories (operating, investing and financing), based on our main business activities and the addition of certain new subtotals. IFRS 18 also requires that certain management performance measures be included as a note in our consolidated financial statements.

142	BMO Financial Group 208th Annual Report 2025

Note 2: Securities
Securities are divided into five types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:
Trading securities
are securities purchased for resale over a short period of time. Trading securities are recorded at FVTPL. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.
Fair value through profit or loss securities
are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:
Securities Designated at FVTPL
In order to qualify for this designation, the security must have a reliably measurable fair value, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities are not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.
We designate certain securities held by our insurance subsidiaries that support our insurance and investment contract liabilities at FVTPL, since the changes in financial variables used to calculate insurance and investment contract liabilities are recorded through our Consolidated Statement of Income in each period. This designation aligns the accounting result with the way the portfolio is managed in order to reduce an accounting mismatch with respect to unrealized gains and losses, as the change in fair value of the securities, investment contract liabilities designated at fair value and the impact of the change in discount rates and financial assumptions on insurance contract liabilities are all recorded through the Consolidated Statement of Income in non-interest
revenue, insurance investment results. These securities had a fair value of $13,536 million as at October 31, 2025 ($12,214 million as at October 31, 2024). The maximum exposure to credit risk from securities designated at FVTPL is the carrying value of these securities.
Securities Mandatorily Measured at FVTPL
Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest, and equity securities not held for trading or designated at FVOCI, are classified as FVTPL. These securities had a fair value of $
7,818
million as at October 31, 2025 ($
6,850

million as at October 31, 2024).
Investments in Low Income Housing Tax Credit (LIHTC) entities are included in this balance as they are classified as FVTPL, with both changes in fair value of the investments and the benefit of tax credits received recorded in non-interest revenue, securities gains, other than trading. The fair value of these investments was $
1,136 million as at October 31, 2025 ($900 million as at October 31, 2024).
Debt securities at FVOCI
are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities’ cash flows represent solely payments of principal and interest. These securities may be sold in response to, or in anticipation of, changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.
Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest
revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.
Equity securities at FVOCI
are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to FVTPL. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.
Debt securities at amortized cost
are debt securities purchased or originated with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost, using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest
revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.
We account for all of our securities transactions using trade date accounting in our Consolidated Balance Sheet.
Impairment Review
Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the ACL is measured at an amount equal to
12-month
ECL. A debt security is considered to have low credit risk if it has a low risk of default, and if the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. All of our debt securities have a credit risk rating of investment grade.
Debt securities measured at amortized cost totalled $96,610 million as at October 31, 2025 ($115,188 million as at October 31, 2024), net of ACL of $4 million as at October 31, 2025 ($3 million as at October 31, 2024).
Debt securities measured at FVOCI totalled $113,209 million as at October 31, 2025 ($93,702 million as at October 31, 2024). ACL related to these FVOCI debt securities of $6 million as at October 31, 2025 ($4 million as at October 31, 2024) is included in Accumulated Other Comprehensive Income.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 17.

BMO Financial Group 208th Annual Report 2025	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Remaining Term to Maturity of Securities
The following table shows the remaining terms to maturity of securities:

(Canadian $ in millions, except as noted)	Term to maturity						2025	2024
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$1,170	$2,342	$1,003	$3,481	$4,315	$–	$12,311	$10,036
Canadian provincial and municipal governments	715	316	1,494	2,007	4,503	–	9,035	7,585
U.S. federal government	4,123	9,180	3,237	6,135	8,227	–	30,902	24,248
U.S. states, municipalities and agencies	–	34	214	429	467	–	1,144	565
Other governments	592	1,177	1,348	740	269	–	4,126	3,849
NHA MBS, U.S. agency MBS and CMO (1)	1,103	176	467	928	53,776	–	56,450	40,995
Corporate debt	1,377	3,030	2,259	2,365	2,583	–	11,614	10,172
Trading loans	1	976	1,641	1,950	–	–	4,568	5,493
Corporate equity	–	–	–	–	–	62,153	62,153	65,983
Total trading securities	9,081	17,231	11,663	18,035	74,140	62,153	192,303	168,926
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	876	7	146	342	248	–	1,619	403
Canadian provincial and municipal governments	1	6	19	116	1,436	–	1,578	1,578
U.S. federal government	4	–	–	–	1,491	–	1,495	1,527
Other governments	–	–	–	–	–	–	–	25
NHA MBS, U.S. agency MBS and CMO (1)	–	11	–	7	–	–	18	21
Corporate debt	227	273	246	1,133	7,029	–	8,908	8,780
Corporate equity	–	–	–	–	–	7,736	7,736	6,730
Total FVTPL securities	1,108	297	411	1,598	10,204	7,736	21,354	19,064
FVOCI Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	15,795	15,202	10,077	3,820	–	–	44,894	33,892
Fair value	15,819	15,287	10,271	3,958	–	–	45,335	34,177
Yield (%)	2.29	2.48	2.78	3.08	–	–	2.53	3.33
Canadian provincial and municipal governments
Amortized cost	470	1,041	2,925	1,072	17	–	5,525	5,939
Fair value	470	1,061	2,986	1,112	15	–	5,644	5,996
Yield (%)	2.52	3.05	3.32	3.47	4.07	–	3.23	3.61
U.S. federal government
Amortized cost	844	3,769	9,270	6,358	274	–	20,515	17,033
Fair value	845	3,797	9,434	6,458	275	–	20,809	16,965
Yield (%)	3.61	3.88	3.75	3.92	4.64	–	3.83	4.06
U.S. states, municipalities and agencies
Amortized cost	399	538	732	3,408	545	–	5,622	5,125
Fair value	398	534	733	3,423	546	–	5,634	5,068
Yield (%)	2.89	2.87	3.06	3.02	4.77	–	3.17	4.04
Other governments
Amortized cost	1,521	1,607	911	–	–	–	4,039	5,643
Fair value	1,521	1,624	920	–	–	–	4,065	5,656
Yield (%)	2.28	3.49	3.66	–	–	–	3.07	3.15
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	112	1,451	10,628	3,783	10,972	–	26,946	21,570
Fair value	111	1,457	10,776	3,834	10,837	–	27,015	21,293
Yield (%)	2.46	3.46	4.19	3.90	4.02	–	4.03	3.92
Corporate debt
Amortized cost	1,663	523	550	1,686	69	–	4,491	4,391
Fair value	1,664	530	557	1,699	65	–	4,515	4,370
Yield (%)	4.48	2.69	3.35	4.79	5.02	–	4.26	2.67
Corporate equity
Cost	–	–	–	–	–	165	165	135
Fair value	–	–	–	–	–	192	192	177
Total cost or amortized cost	20,804	24,131	35,093	20,127	11,877	165	112,197	93,728
Total fair value	20,828	24,290	35,677	20,484	11,738	192	113,209	93,702
Yield (%)	2.54	2.86	3.55	3.65	4.07	–	3.28	3.61
Amortized Cost Securities (2)
Issued or guaranteed by:
Canadian federal government
Amortized cost	538	376	–	35	–	–	949	2,465
Fair value	532	376	–	35	–	–	943	2,403
Yield (%)	3.43	2.74	–	3.12	–	–	3.15	1.81
Canadian provincial and municipal governments
Amortized cost	720	1,099	1,495	2,868	–	–	6,182	4,488
Fair value	719	1,106	1,506	2,889	–	–	6,220	4,216
Yield (%)	2.84	2.50	2.86	3.45	–	–	3.07	2.38
U.S. federal government
Amortized cost	773	17,536	12,377	8,992	3,790	–	43,468	55,421
Fair value	765	17,037	11,601	7,980	3,049	–	40,432	51,319
Yield (%)	3.87	2.74	2.32	2.69	3.96	–	2.74	1.49
U.S. states, municipalities and agencies
Amortized cost	–	–	–	165	–	–	165	182
Fair value	–	–	–	167	–	–	167	180
Yield (%)	–	–	–	4.66	–	–	4.66	4.65
Other governments
Amortized cost	186	217	122	–	–	–	525	681
Fair value	186	217	120	–	–	–	523	675
Yield (%)	3.76	3.96	4.00	–	–	–	3.90	1.80
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	1,127	3,783	455	2,532	29,873	–	37,770	42,773
Fair value	1,119	3,670	425	2,317	27,307	–	34,838	38,619
Yield (%)	2.51	1.78	1.84	1.69	2.81	–	2.61	2.58
Corporate debt
Amortized cost	392	664	140	58	6,297	–	7,551	9,178
Fair value	387	660	141	57	6,080	–	7,325	9,049
Yield (%)	3.73	3.97	2.94	3.73	5.06	–	4.85	4.57
Total carrying value	3,736	23,675	14,589	14,650	39,960	–	96,610	115,188
Total fair value	3,708	23,066	13,793	13,445	36,436	–	90,448	106,461
Yield (%)	3.18	2.62	2.38	2.69	3.27	–	2.89	2.19
Total carrying value of securities	34,753	65,493	62,340	54,767	136,042	70,081	423,476	396,880
Total by Currency (Canadian $ equivalent)
Canadian dollar	23,158	24,896	16,194	15,622	18,796	27,159	125,825	111,370
U.S. dollar	10,390	39,787	45,617	38,820	116,911	41,434	292,959	278,558
Other currencies	1,205	810	529	325	335	1,488	4,692	6,952
Total securities	$34,753	$65,493	$62,340	$54,767	$136,042	$70,081	$423,476	$396,880

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

(2)	The carrying values of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The terms to maturity included in the table above are based on the contractual maturity dates of the securities. Actual maturities could differ, as issuers may have the right to call or prepay obligations.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

144	BMO Financial Group 208th Annual Report 2025

Unrealized Gains and Losses on FVOCI Securities
The following table summarizes unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)				2025				2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$44,894	$443	$(2)	$45,335	$33,892	$303	$(18)	$34,177
Canadian provincial and municipal governments	5,525	132	(13)	5,644	5,939	82	(25)	5,996
U.S. federal government	20,515	327	(33)	20,809	17,033	100	(168)	16,965
U.S. states, municipalities and agencies	5,622	77	(65)	5,634	5,125	24	(81)	5,068
Other governments	4,039	35	(9)	4,065	5,643	20	(7)	5,656
NHA MBS, U.S. agency MBS and CMO	26,946	291	(222)	27,015	21,570	58	(335)	21,293
Corporate debt	4,491	37	(13)	4,515	4,391	31	(52)	4,370
Corporate equity	165	27	–	192	135	42	–	177
Total	$112,197	$1,369	$(357)	$113,209	$93,728	$660	$(686)	$93,702
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest, Dividend and Fee Income
Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows. Related income for trading securities is included under trading-related revenue in Note 17.

(Canadian $ in millions)	2025	2024
FVTPL securities	$143	$161
FVOCI securities	4,427	3,874
Amortized cost securities	2,709	3,952
Total	$7,279	$7,987
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2025	2024
FVTPL securities	$201	$87
FVOCI securities – realized gains (1)	89	114
Impairment on FVOCI and amortized cost securities	(3)	(1)
Securities gains, other than trading	$287	$200

(1)	Gains are net of (losses) on hedge contracts.
Gains and losses on trading securities are included under trading-related revenue in Note 17.
Interest and dividend income and gains on securities held in our Insurance business are recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2025	2024
Interest and dividend income	$546	$515
Gains from securities designated at FVTPL (1)	374	1,270
Realized gains from FVOCI securities	–	1
Total interest and dividend income and gains held in our Insurance business	$920	$1,786

(1)	Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities, as described above under Securities Designated at FVTPL.

Note 3: Loans and Allowance for Credit Losses
Loans
Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method, where the objective of the business model is to collect contractual cash flows, and the cash flows of those loans represent solely payments of principal and interest; otherwise, the loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, the loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that discounts estimated future cash flows through the expected term of the loan to the gross carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

BMO Financial Group 208th Annual Report 2025	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.
Lending Fees
Lending fees primarily arise in Canadian P&C, U.S. Banking and Capital Markets. The accounting treatment for lending fees varies depending on the transaction. Certain loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of each period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed.
Impaired Loans
We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy or payment default, or when collection of the full amount of principal and interest is no longer reasonably assured. Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower’s payments are more than a defined number of days past due.
Generally
, consumer loans in both Canada and the United States are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when payment is one year past due. In the United States, consumer loans are generally written off when payment is 180 days past due, except for non-real
estate term loans, which are generally written off when payment is 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes the value of any collateral and an estimate of future recoveries.
Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all reasonable recovery attempts have been exhausted.
Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit lower than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.
A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
Once a loan has been identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans to reflect the time value of money are recognized as interest income. Interest income on impaired loans of $358 million was recognized for the year ended October 31, 2025 ($306 million in 2024).
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,739 million as at October 31, 2025 ($4,936 million as at October 31, 2024), of which $5,050 million ($4,356 million as at October 31, 2024) was recorded in loans and $
689
 million ($
580

million as at October 31, 2024) was recorded in other liabilities in our Consolidated Balance Sheet. Changes in the gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.
Allowance on Performing Loans
We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as
impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, considering guidelines issued by OSFI.
Under the IFRS 9 ECL methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual impairment. We recognize an ACL at an amount generally equal to
12-month
ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. Our methodology for determining a significant increase in credit risk is based on the change in PD between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as
30-day
past due and watchlist status.
For each exposure, ECL is a function of PD, exposure at default (EAD) and loss given default (LGD), with the timing of the expected loss also considered, and is estimated by incorporating forward-looking economic information and using experienced credit judgment to reflect factors not captured in ECL models.

146	BMO Financial Group 208th Annual Report 2025

PD represents the likelihood that a loan will not be repaid and will go into default within either a
12-month
horizon for Stage 1 or a lifetime horizon for Stage 2. PD for each individual financial asset is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.
EAD is modelled based on historical data and represents an estimate of the amount of credit exposure outstanding at the time a default may occur. For off-balance
sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.
LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.
We consider past events, current market conditions and reasonable and supportable forward-looking information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case scenario, which in our view represents the most probable outcome, as well as upside, downside and severe downside scenarios, all of which are developed by our Economics group. Key economic variables used in determining the ACL reflect the geographic diversity of our portfolios, where appropriate.
In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.
Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy.
Allowance on Impaired Loans
We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off
should be recorded (excluding credit card loans, which are written off when principal or interest payments are 180 days past due). The review of individually significant impaired loans is conducted at least quarterly by account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.
Individually Significant Impaired Loans
To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects our best estimate of the realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. This estimate may change over time as new information becomes available or as work-out
strategies evolve, resulting in revisions to the allowance. Security can vary by type of loan and may be in the form of cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.
Individually Insignificant Impaired Loans
Residential mortgages, consumer instalment loans, other personal loans and some small business loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment
, taking into account historical loss experience and expectations of future economic conditions.
Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

BMO Financial Group 208th Annual Report 2025	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2025 and 2024. Transfers represent the amount of ECL that moved between stages during the year; for example, from a
12-month
(Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurement represents the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include the ECL impact of new calculation models or methodologies.

(Canadian $ in millions)				2025				2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of year	$56	$186	$19	$261	$73	$151	$10	$234
Transfer to Stage 1	151	(148)	(3)	–	132	(130)	(2)	–
Transfer to Stage 2	(15)	50	(35)	–	(26)	42	(16)	–
Transfer to Stage 3	–	(44)	44	–	(1)	(29)	30	–
Net remeasurement of loss allowance	(135)	154	54	73	(142)	170	36	64
Loan originations	23	–	–	23	24	–	–	24
Derecognitions and maturities	(5)	(16)	–	(21)	(3)	(13)	–	(16)
Model changes	(20)	(3)	–	(23)	(1)	(5)	–	(6)
Total PCL (2)	(1)	(7)	60	52	(17)	35	48	66
Write-offs (3)	–	–	(10)	(10)	–	–	(5)	(5)
Recoveries of previous write-offs	–	–	9	9	–	–	7	7
Foreign exchange and other	1	–	(66)	(65)	–	–	(41)	(41)
Balance as at end of year	$56	$179	$12	$247	$56	$186	$19	$261
Loans: Consumer instalment and other personal
Balance as at beginning of year	$197	$471	$175	$843	$220	$434	$152	$806
Transfer to Stage 1	331	(310)	(21)	–	301	(283)	(18)	–
Transfer to Stage 2	(62)	114	(52)	–	(44)	91	(47)	–
Transfer to Stage 3	(7)	(177)	184	–	(7)	(133)	140	–
Net remeasurement of loss allowance	(317)	421	483	587	(237)	355	437	555
Loan originations	32	–	–	32	54	–	–	54
Derecognitions and maturities	(19)	(40)	–	(59)	(16)	(38)	(12)	(66)
Model changes	46	77	–	123	15	46	–	61
Total PCL (2)	4	85	594	683	66	38	500	604
Write-offs (3)	–	–	(692)	(692)	–	–	(623)	(623)
Recoveries of previous write-offs	–	–	151	151	–	–	195	195
Foreign exchange and other	(1)	(1)	(68)	(70)	(89)	(1)	(49)	(139)
Balance as at end of year	$200	$555	$160	$915	$197	$471	$175	$843
Loans: Credit cards
Balance as at beginning of year	$233	$472	$–	$705	$188	$308	$–	$496
Transfer to Stage 1	239	(239)	–	–	226	(226)	–	–
Transfer to Stage 2	(115)	116	(1)	–	(64)	64	–	–
Transfer to Stage 3	(9)	(453)	462	–	(6)	(290)	296	–
Net remeasurement of loss allowance	(194)	633	311	750	(182)	633	308	759
Loan originations	52	–	–	52	76	–	–	76
Derecognitions and maturities	(13)	(50)	–	(63)	(8)	(27)	–	(35)
Model changes	(2)	135	–	133	4	9	–	13
Total PCL (2)	(42)	142	772	872	46	163	604	813
Write-offs (3)	–	–	(903)	(903)	–	–	(720)	(720)
Recoveries of previous write-offs	–	–	209	209	–	–	171	171
Foreign exchange and other	(3)	(11)	(78)	(92)	(1)	1	(55)	(55)
Balance as at end of year	$188	$603	$–	$791	$233	$472	$–	$705
Loans: Business and government
Balance as at beginning of year	$892	$1,698	$537	$3,127	$1,043	$1,155	$533	$2,731
Transfer to Stage 1	553	(510)	(43)	–	601	(575)	(26)	–
Transfer to Stage 2	(254)	362	(108)	–	(278)	394	(116)	–
Transfer to Stage 3	(8)	(388)	396	–	(9)	(310)	319	–
Net remeasurement of loss allowance	(419)	1,166	1,476	2,223	(599)	1,189	1,748	2,338
Loan originations	285	–	–	285	278	8	–	286
Derecognitions and maturities	(146)	(402)	–	(548)	(147)	(308)	(11)	(466)
Model changes	24	27	–	51	53	57	–	110
Total PCL (2)	35	255	1,721	2,011	(101)	455	1,914	2,268
Write-offs (3)	–	–	(1,367)	(1,367)	–	–	(1,802)	(1,802)
Recoveries of previous write-offs	–	–	314	314	–	–	194	194
Foreign exchange and other	4	44	(347)	(299)	(50)	88	(302)	(264)
Balance as at end of year	$931	$1,997	$858	$3,786	$892	$1,698	$537	$3,127
Total as at end of year	$1,375	$3,334	$1,030	$5,739	$1,378	$2,827	$731	$4,936
Comprising: Loans	$1,119	$2,957	$974	$5,050	$1,143	$2,560	$653	$4,356
Other credit instruments (4)	256	377	56	689	235	267	78	580

(1)	Includes changes in allowance for purchased credit impaired (PCI) loans.
(2)	Excludes PCL on other assets of $(1) million for the year ended October 31, 2025 ($10 million for the year ended October 31 , 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

148	BMO Financial Group 208th Annual Report 2025

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2025 and 2024. Stage 1 represents performing loans carried with up to a
12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)				2025				2024
	Stage 1	Stage 2	Stage 3 (1) (2)	Total	Stage 1	Stage 2	Stage 3 (1) (2)	Total
Loans: Residential mortgages (3)
Exceptionally low	$1	$–	$–	$1	$1	$–	$–	$1
Very low	110,299	844	–	111,143	86,730	5,631	–	92,361
Low	50,148	3,051	–	53,199	52,111	15,080	–	67,191
Medium	7,048	6,713	–	13,761	7,402	5,329	–	12,731
High	240	3,032	–	3,272	268	2,622	–	2,890
Not rated (4)	12,802	952	–	13,754	14,207	1,042	–	15,249
Impaired	–	–	903	903	–	–	657	657
Gross residential mortgages	180,538	14,592	903	196,033	160,719	29,704	657	191,080
ACL	56	178	12	246	56	185	10	251
Carrying amount	180,482	14,414	891	195,787	160,663	29,519	647	190,829
Loans: Consumer instalment and other personal
Exceptionally low	9,984	1	–	9,985	9,162	145	–	9,307
Very low	21,962	35	–	21,997	20,466	903	–	21,369
Low	26,238	2,682	–	28,920	26,125	4,575	–	30,700
Medium	6,991	5,566	–	12,557	7,405	5,526	–	12,931
High	670	2,164	–	2,834	789	2,017	–	2,806
Not rated (4)	14,812	1,009	–	15,821	14,522	475	–	14,997
Impaired	–	–	627	627	–	–	577	577
Gross consumer instalment and other personal	80,657	11,457	627	92,741	78,469	13,641	577	92,687
ACL	182	532	160	874	183	447	168	798
Carrying amount	80,475	10,925	467	91,867	78,286	13,194	409	91,889
Loans: Credit cards (5)
Exceptionally low	1,643	–	–	1,643	1,660	–	–	1,660
Very low	2,129	4	–	2,133	2,166	1	–	2,167
Low	1,846	80	–	1,926	2,110	60	–	2,170
Medium	3,550	1,191	–	4,741	4,544	824	–	5,368
High	592	1,232	–	1,824	746	922	–	1,668
Not rated (4)	260	122	–	382	430	149	–	579
Impaired	–	–	–	–	–	–	–	–
Gross credit cards	10,020	2,629	–	12,649	11,656	1,956	–	13,612
ACL	125	527	–	652	161	421	–	582
Carrying amount	9,895	2,102	–	11,997	11,495	1,535	–	13,030
Loans: Business and government (3) (6)
Acceptable
Investment grade	188,707	3,873	–	192,580	191,742	3,437	–	195,179
Sub-investment grade	139,069	22,700	–	161,769	147,713	15,078	–	162,791
Watchlist	123	21,466	–	21,589	238	22,535	–	22,773
Impaired	–	–	5,561	5,561	–	–	4,609	4,609
Gross business and government	327,899	48,039	5,561	381,499	339,693	41,050	4,609	385,352
ACL	756	1,720	802	3,278	743	1,507	475	2,725
Carrying amount	327,143	46,319	4,759	378,221	338,950	39,543	4,134	382,627
Total gross loans and acceptances	599,114	76,717	7,091	682,922	590,537	86,351	5,843	682,731
Total net loans and acceptances	597,995	73,760	6,117	677,872	589,394	83,791	5,190	678,375
Commitments and financial guarantee contracts
Acceptable
Investment grade	202,913	1,544	–	204,457	198,132	787	–	198,919
Sub-investment grade	65,393	13,733	–	79,126	68,177	6,647	–	74,824
Watchlist	6	9,086	–	9,092	59	8,765	–	8,824
Impaired	–	–	1,660	1,660	–	–	1,373	1,373
Gross commitments and financial guarantee contracts	268,312	24,363	1,660	294,335	266,368	16,199	1,373	283,940
ACL	256	377	56	689	235	267	78	580
Carrying amount (7) (8)	$268,056	$23,986	$1,604	$293,646	$266,133	$15,932	$1,295	$283,360

(1)	Includes PCI loans.
(2)	94% of Stage 3 loans were either fully or partially collateralized as at October 31, 2025 (92% as at October 31, 2024).
(3)
Includes $79 million ($163 million as at October 31, 2024) of residential mortgages and $13,231 million ($12,431 million as at October 31, 2024) of business and government loans that are classified and measured at FVTPL
,
and not subject to ECL.

(4)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(5)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(6)	Includes customers’ liability under acceptances.
(7)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards, which are unconditionally cancellable at our discretion.

(8)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.

BMO Financial Group 208th Annual Report 2025	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans and ACL by geographic region as at October 31, 2025 and 2024 are as follows:

(Canadian $ in millions)	2025				2024
	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount
By geographic region (3)
Canada	$398,001	$663	$1,842	$395,496	$392,398	$461	$1,531	$390,406
United States	272,996	311	2,203	270,482	277,718	192	2,141	275,385
Other countries	11,214	–	31	11,183	12,256	–	31	12,225
Total	$682,211	$974	$4,076	$677,161	$682,372	$653	$3,703	$678,016

(1)	Excludes ACL on impaired loans of $56 million for other credit instruments, which is included in other liabilities ($78 million as at October 31, 2024).
(2)	Excludes ACL on performing loans of $633 million for other credit instruments, which is included in other liabilities ($502 million as at October 31, 2024).
(3)	Geographic region is based upon the country of ultimate risk.
Impaired (Stage 3) loans, including the related allowances, as at October 31, 2025 and 2024 are as follows:

(Canadian $ in millions)	2025			2024
	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount
Residential mortgages	$903	$12	$891	$657	$10	$647
Consumer instalment and other personal	627	160	467	577	168	409
Business and government (2)	5,561	802	4,759	4,609	475	4,134
Total	$7,091	$974	$6,117	$5,843	$653	$5,190
By geographic region (3)
Canada	$3,550	$663	$2,887	$2,513	$461	$2,052
United States	3,540	311	3,229	3,327	192	3,135
Other countries	1	–	1	3	–	3
Total	$7,091	$974	$6,117	$5,843	$653	$5,190

(1)	Excludes ACL on impaired loans of $56 million for other credit instruments, which is included in other liabilities ($78 million as at October 31, 2024).
(2)	Includes customers’ liability under acceptances.
(3)	Geographic region is based upon the country of ultimate risk.
Loans Past Due Not Impaired
Loans that are past
due
but not classified as impaired are loans for which customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected. The following table presents loans that are past due but not classified as impaired as at October 31, 2025 and 2024. Loans for which payment is less than 30 days past due have been excluded, as they are not generally representative of the borrowers’ ability to meet their payment obligations.

(Canadian $ in millions)	2025			2024
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$854	$7	$861	$696	$15	$711
Credit cards, consumer instalment and other personal	661	171	832	734	173	907
Business and government	616	8	624	689	16	705
Total	$2,131	$186	$2,317	$2,119	$204	$2,323

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $7 million as at October 31, 2025 ($16 million as at October 31, 2024).
ECL Sensitivity and Key Economic Variables
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to
each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at October 31, 2025 assumes a materially stronger economic environment than the base case forecast, with lower unemployment rates.
As at October 31, 2025, our base case scenario depicts an economic environment with somewhat higher unemployment rates in the near term, largely in response to tariffs, and a moderate economic recovery over the medium term as trade policy uncertainty diminishes and interest rates decline further. Our base case forecast as at October 31, 2024 depicted a stronger economic environment prior to new tariffs taking effect.
If we assumed a
100
% weight on
the
base case forecast and included the impact of loan migration by restaging, with other assumptions held constant
,
including the application of experienced credit judgment, the allowance for performing loans would be approximately $
3,125
 million as at October
31
,
2025
($
2,625
 million as at October
31
,
2024)
compared to the reported allowance for performing loans of $
4,709
 million ($
4,205
 million as at October
31
,
2024)
.
Effective the second quarter of 2024, we added a fourth scenario to reflect a less severe downside (downside scenario), which improves the continuum of economic forecasts used in the allowance estimation. As at October 31, 2025, our downside scenario assumes a sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts a
n
even deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2024 broadly depicted a similar economic environment over the projection period. If we assumed a 100% severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance for performing loans would be approximately $7,975 million as at October 31, 2025 ($7,500 million as at October 31, 2024) compared to the reported allowance for performing loans of $4,709 million ($4,205 million as at October 31, 2024).
Actual results in a recession will differ, as our loan portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.

150	BMO Financial Group 208th Annual Report 2025

The
following
tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at October 31, 2025 include the impact of tariffs and trade policy uncertainty on the economic outlook. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at October 31, 2025
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	3.6%	2.8%	1.1%	2.1%	(2.7)%	1.6%	(4.0)%	1.2%
United States	4.5%	2.4%	1.7%	1.8%	(2.3)%	1.4%	(3.5)%	1.3%
Corporate BBB 10-year spread
Canada	1.2%	1.8%	1.7%	2.0%	3.4%	3.0%	4.2%	3.5%
United States	0.8%	1.5%	1.5%	1.9%	3.5%	3.0%	4.6%	3.6%
Unemployment rates
Canada	6.0%	5.5%	7.1%	6.4%	9.4%	9.6%	9.9%	10.5%
United States	3.6%	3.1%	4.5%	4.4%	6.8%	7.5%	7.5%	8.4%
Housing Price Index (2)
Canada (3)	3.9%	5.8%	(0.4)%	3.4%	(10.5)%	(0.7)%	(19.4)%	(5.0)%
United States (4)	3.7%	3.9%	0.7%	2.4%	(11.6)%	(1.1)%	(20.0)%	(4.3)%

	As at October 31, 2024
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.6%	2.6%	1.8%	1.9%	(2.3)%	1.3%	(3.6)%	1.2%
United States	4.3%	2.4%	1.9%	1.9%	(2.1)%	1.4%	(3.4)%	1.3%
Corporate BBB 10-year spread
Canada	1.3%	1.8%	1.9%	2.0%	3.6%	3.0%	4.2%	3.5%
United States	0.9%	1.6%	1.6%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates
Canada	5.3%	4.8%	7.0%	6.8%	8.8%	9.4%	9.8%	10.5%
United States	3.4%	3.0%	4.7%	4.4%	6.7%	7.3%	7.6%	8.4%
Housing Price Index (2)
Canada (3)	5.9%	5.4%	1.6%	3.0%	(10.9)%	(1.0)%	(19.0)%	(5.0)%
United States (4)	5.9%	4.0%	2.8%	2.6%	(9.6)%	(1.0)%	(19.3)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,375 million ($3,050 million as at October 31, 2024) compared to the reported allowance for performing loans of $4,709 million as at October 31, 2025 ($4,205 million as at October 31, 2024).
Renegotiated Loans
From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. Modifications may include reductions in interest rates, maturity date extensions, payment holidays, payment forgiveness or debt consolidation. We assess renegotiated loans for impairment in line with our existing policies for impairment. When an impaired loan is renegotiated, it will return to performing status when none of the criteria for classification as impaired continue to apply and the borrower has demonstrated good payment behaviour on the restructured terms over a period of time.
The net carrying value of loans with lifetime ACL
modified
during the year ended October 31, 2025 was $2,606 million ($1,595 million in 2024). As at
October 31, 2025, loans previously modified with gross carrying value of $2 million ($3 million as at October 31, 2024)
had
their loss allowance during the year change from lifetime
to 12-month ECL.
Foreclosed Assets
Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for own use or held for sale, according to management’s intention, and recorded initially at fair value for assets held for own use and at the lower of carrying value or fair value less costs to sell for any assets held for sale. Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held for sale are assessed for impairment.
As at October 31, 2025, real estate properties held for sale totalled $
52
 million ($
67

million as at October 31, 2024). These properties are disposed of when considered appropriate. We do not occupy foreclosed properties for our own business use.

BMO Financial Group 208th Annual Report 2025	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Collateral
Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 13 and 24, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.

Note 4: Risk Management
We have an enterprise-wide approach to the identification, assessment, management (including mitigation), monitoring and reporting of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risks. Macroeconomic factors, including interest rates and unemployment rates, impact certain risks as outlined in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis, and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below. The blue-tinted text and tables in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis form an integral part of these consolidated financial statements.
Credit and Counterparty Risk
Credit and counterparty risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation. Credit and counterparty risk underlies
every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. This is the most significant measurable risk that we face.
Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis. Additional information on credit risk related to loans and derivatives is included in Notes 3 and 7, respectively.
Market Risk
Market risk is the potential for financial loss as a result of the impact to capital and earnings arising from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments. It is our policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.
Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management’s Discussion and Analysis.

Note 5: Transfers of Financial Assets
Transfers of Financial Assets that do not Qualify for Derecognition
Loan Securitization
We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program. We assess whether substantially all of the risks and rewards of, or control over, the loans have been transferred in order to determine whether they qualify for derecognition. Under these programs, we are entitled to payment over time of the excess of the sum of interest and fees collected from customers in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements, where we pay the interest due to Canada Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to Canada Housing Trust.
For some of these sales, we continue to be exposed to substantially all of the prepayment, interest rate and credit risk associated with
the securitized mortgages, so they did not qualify for derecognition. We continue to recognize the mortgages in our Consolidated Balance Sheet and the related cash proceeds are recognized as secured financing as part of securitization and structured entities’ liabilities in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the PCL. During the year ended October 31, 2025, we sold $
4,621
 million of mortgages to these programs ($
3,687
 million in 2024).

152	BMO Financial Group 208th Annual Report 2025

The following table presents the carrying values and fair values of transferred assets that did not qualify for derecognition
and
the associated liabilities relating to loan securitizations:

(Canadian $ in millions)	2025		2024
	Carrying value (1)	Fair value	Carrying value (1)	Fair value
Assets
Trading securities (2)	$22	$–	$106	$–
Loans	10,525	–	9,277	–
Other related assets (3)	6,752	–	6,952	–
Total	$17,299	$17,209	$16,335	$16,118
Associated liabilities (4)	$16,977	$16,815	$15,790	$15,598

(1)	Carrying value of loans is net of ACL, where applicable.
(2)	Trading securities represent CMO issued by third-party sponsored vehicles, where we do not substantially transfer all of the risks and rewards of ownership to third-party investors.
(3)
Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.

(4)	Associated liabilities are recognized in securitization and structured entities’ liabilities in our Consolidated Balance Sheet.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all of
the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2025, the carrying values of securities lent and securities sold under repurchase agreements were $15,011 million and $119,956 million, respectively ($12,913 million and $97,878 million, respectively, as at October 31, 2024). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income.
Continuing Involvement in Transferred Financial Assets that Qualify for Derecognition
We retain the servicing rights, representing our continuing involvement, for certain mortgage and recreational vehicle loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2025, we sold and derecognized $849 million of these loans ($10,249 million in 2024) and recognized a gain of $24 million (loss of

$153 million in 2024) in
non-interest
revenue, other
 revenues
. As at October 31, 2025, the carrying value of the servicing rights was $146 million ($169 million as at October 31, 2024) and the fair value was $170 million ($192 million as at October 31, 2024).
We retain residual interests, representing our continuing involvement, for certain commercial mortgage loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2025, we sold and derecognized $3,863 million of these loans ($4,412 million in 2024) and recognized a gain of $44 million upon transfer ($49 million in 2024). The carrying values of our retained interests classified as debt securities at amortized cost and loans carried at amortized cost were $7 million and $92 million, respectively, as at October 31, 2025 ($7 million and $40 million, respectively, as at October 31, 2024). Fair value was equal to carrying value on these dates.
In addition, we hold U.S. government agency CMO issued by third-party sponsored vehicles, which we may further securitize by packaging them into new CMO prior to selling to third-party investors. If we have not substantially transferred all of the risks and rewards of ownership to third-party investors, we continue to recognize these CMO and the related cash proceeds as secured financing in our Consolidated Balance Sheet. During the year, we sold CMO that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for trading, liquidity or hedging purposes. Where we sold these CMO, associated gains and losses are recognized in non-interest
revenue, trading revenues. As at October 31, 2025, the fair value of our retained interests in these CMO was $6 million, classified as trading securities in our Consolidated Balance Sheet ($6 million as at October 31, 2024). Refer to Note 2 for further information.
As noted above, we sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the NHA MBS program. Some of these sales qualified for derecognition as we have transferred substantially all of the risks and rewards associated with the securitized mortgages. During the year ended October 31, 2025, we sold and derecognized $3,019 million of these loans ($2,157 million in 2024) and recognized a loss of $
1

million (gain of $
90

million in 2024) in
non-interest
revenue, other revenues. We retain some residual interests associated with the loans, representing our continuing involvement. The carrying value of our retained interests, classified as loans carried at fair value, was $
145
 million as at October 31, 2025 ($
146
 million as at October 31, 2024).

BMO Financial Group 208th Annual Report 2025	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Structured Entities
We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.
In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements and whether we are acting as principal or agent.
We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. If the reassessment determines that we no longer control the SE, we will derecognize the related assets (including goodwill), liabilities and non-controlling
interest at their carrying amounts and recognize any consideration received or retained interest at fair value, with any difference recognized as a gain or loss in our Consolidated Statement of Income. Information regarding our basis of consolidation is included in Note 1.
Consolidated Structured Entities
Bank Securitization Vehicles
We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit and Canadian auto loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.
The following table presents the carrying values and fair values of assets and liabilities related to these consolidated securitization vehicles:

(Canadian $ in millions)		2025		2024
	Carrying value (1)	Fair value	Carrying value (1)	Fair value
Assets
Credit cards	$10,071	$10,071	$10,964	$10,964
Consumer instalment and other personal (2)	5,158	5,152	3,732	3,728
Total	$15,229	$15,223	$14,696	$14,692
Associated liabilities (3)	$7,017	$7,068	$9,151	$9,146

(1)	Carrying value of loans is net of ACL.
(2)	Includes real estate lines of credit in 2025 and real estate lines of credit and auto loans in 2024.
(3)	Associated liabilities are recognized in securitization and structured entities’ liabilities in our Consolidated Balance Sheet.
Capital and Funding Vehicles
We sponsor a trust established in connection with the issuance of our Limited Recourse Capital Notes (LRCNs), which holds BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, issued concurrently with the LRCNs. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 16 for further information.
We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to the holders of bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 12 for further information on our covered bond deposit liabilities.
We have established a funding vehicle that issues commercial paper and floating rate notes (FRNs) to third parties. We pledge collateral to secure the commercial paper and FRNs in exchange for an intercompany loan. The outstanding amount of instruments issued by the vehicle totalled
$
15,394
 million as at October 31, 2025 ($
9,682
 million as at October 31, 2024). Refer to Note 12 for further information on our commercial paper deposit liabilities.
For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on either the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 12 and 24, respectively.
Other
We have other consolidated SEs that were created to meet the needs of the bank and its customers. Aside from the exposure resulting from our involvement as a sponsor, we do not have other contractual or non-contractual
arrangements that require us to provide financial support to these consolidated SEs.

154	BMO Financial Group 208th Annual Report 2025

Unconsolidated Structured Entities
The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)	2025			2024
	Customer securitization vehicles (1)	Capital vehicles	Other securitization vehicles	Customer securitization vehicles (1)	Capital vehicles	Other securitization vehicles
Interests recorded in our Consolidated Balance Sheet
Financial Assets
Cash and cash equivalents	$104	$4,519	$–	$107	$5,536	$–
Trading securities	12	–	32,048	170	–	21,485
FVTPL securities	84	–	–	40	–	–
FVOCI securities	1,465	–	–	1,484	–	–
Derivatives	3	–	–	1	–	–
Other	48	2	181	8	–	169
Total	$1,716	$4,521	$32,229	$1,810	$5,536	$21,654
Financial Liabilities
Deposits	$104	$4,519	$–	$107	$5,536	$–
Derivatives	–	–	–	3	–	–
Other	–	62	–	–	87	–
Total	$104	$4,581	$–	$110	$5,623	$–
Maximum exposure to loss (2)	$21,290	$1	$32,229	$20,998	$1	$21,654
Total assets of the entities	$12,866	$4,581	$112,946	$12,956	$5,624	$87,611

(1)
Securities held that are issued by our Canadian and U.S. customer securitization vehicles comprise asset-backed commercial paper (ABCP) and are classified as either trading securities, FVTPL securities or FVOCI securities.

(2)	Maximum exposure to loss represents securities held, undrawn liquidity facilities, any remaining unfunded committed amounts to the BMO funded vehicle, derivative assets and other assets.
Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to sell their assets either directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we act as agent on behalf of the sellers and therefore do not control these vehicles.
We provide liquidity facilities to the market-funded vehicles, which may require that we provide them with additional financing if certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicle as at October 31, 2025 was $19,679 million ($19,296 million as at October 31, 2024). This amount is included within commitments as outlined in Note 24. Our interests in these vehicles as at October 31, 2025 and 2024 have been included in the Unconsolidated Structured Entities table above.
Capital Vehicles
We use capital vehicles to pass on our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.
Other Securitization Vehicles
Other securitization vehicles involve holdings in asset-backed securitizations. Where we sponsor SEs that securitize MBS into CMO, we may have interests through our holdings of CMO but we do not consolidate the SEs, as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMO to third parties. Our maximum exposure to loss is limited to our on-balance
sheet investments in these entities, included in the Unconsolidated Structured Entities table above.
Where the asset-backed instruments in these securitizations are transferred to third parties, but we do not substantially transfer all of the
risks and rewards of ownership to the third-party investors, we continue to recognize the transferred assets
,
with the related cash proceeds recorded as secured financing in our Consolidated Balance Sheet in securitization and structured entities’ liabilities. As at October 31, 2025, these transferred assets were carried at fair value totalling $31,264 million ($19,903 million as at October 31, 2024), with $27,568 million ($15,223 million as at October 31, 2024) recognized in securitization and structured entities’ liabilities, also carried at fair value.
Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest
revenue, trading revenues. We may also retain an interest in the CMO sold, which represents our continuing involvement. As at October 31, 2025, we held retained interests of $784 million ($1,582 million as at October 31, 2024) carried at fair value in our Consolidated Balance Sheet in securities, trading.
During the year ended October 31, 2025, we sold $67,264 million of MBS to these sponsored securitization vehicles ($31,832 million in 2024) and divested all interests in the securitized MBS, with any gains and losses recorded in our Consolidated Statement of Income in non-interest
revenue, trading revenues.

BMO Financial Group 208th Annual Report 2025	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We retain residual interests in certain commercial mortgage loans that have been either purchased or originated in the United States and then sold and derecognized through bank-sponsored SEs, which securitize these loans into MBS. During the year ended October 31, 2025, we sold and derecognized $2,111 million of these loans ($1,730 million in 2024) and recognized a gain of $24 million ($19 million in 2024). The carrying values of our retained interests classified as loans carried at amortized cost were $181 million as at October 31, 2025 ($169 million as at October 31, 2024). Fair value was equal to carrying value on these dates.
BMO Managed Funds
We have established a number of funds that we also manage. We assess whether we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. We consolidate only those funds that we control. Our total interest in unconsolidated BMO managed funds was $1,196 million as at October 31, 2025 ($848 million as at October 31, 2024), with $278 million included in FVTPL securities and $918 million included in trading securities in our Consolidated Balance Sheet as at October 31, 2025 ($250 million and $598 million, respectively, as at October 31, 2024).
Other Structured Entities
We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships, investment trusts, LIHTC entities and government-sponsored ABS vehicles, which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these entities through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these entities. We are generally a passive investor and do not have power over the key decision-making activities of these entities. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments in these entities and any unutilized commitment we have provided.
Sponsored Structured Entities
We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up
or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization
vehicles we have sponsored are disclosed in the Unconsolidated Structured Entities table above.
Financial Support Provided to Structured Entities
During the years ended October 31, 2025 and 2024, we did not provide any financial or non-financial
support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

Note 7: Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
Derivative instruments can be either regulated exchange-traded contracts or negotiated over-the-counter
contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
•	Cross-currency swaps – counterparties exchange fixed rate interest payments and principal amounts in different currencies.
•	Cross-currency interest rate swaps – counterparties exchange fixed and/or floating rate interest payments and principal amounts in different currencies.
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
•
Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
•
Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specified price and date in the future.

156	BMO Financial Group 208th Annual Report 2025

Forwards are customized contracts transacted in the
over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest rate financial instrument or security at a fixed future date or at any time within a fixed future period.
For options written by us, we receive a premium from the purchaser for accepting market risk.
For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter
contract fails to meet the terms of the contract.
Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.
A futures option is an option contract in which the underlying instrument is a single futures contract.
The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in non-interest revenue, in our Consolidated Statement of Income. Embedded derivatives in certain of our guaranteed investment certificate deposits are accounted for separately from the host instrument and presented within deposits in our Consolidated Balance Sheet.
Contingent Features
Certain
over-the-counter
derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings, as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position as at October 31, 2025 was $10,894 million ($9,656 million as at October 31, 2024), for which we have posted collateral of $9,117 million ($8,882 million as at October 31, 2024).
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.
Equity Price Risk
We manage equity price risk through total return swaps.
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives entered into as part of our risk management strategy that do not qualify as hedges for accounting purposes (economic hedges).
We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.
Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.
We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income.
Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in our Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

BMO Financial Group 208th Annual Report 2025	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Trading and Hedging Derivatives
Fair value represents a
point-in-time
estimate that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 17.
Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2025			2024
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	$2,081	$(4,905)	$(2,824)	$3,203	$(5,707)	$(2,504)
Forward rate agreements	96	(155)	(59)	477	(281)	196
Purchased options	2,783	–	2,783	2,574	–	2,574
Written options	–	(2,639)	(2,639)	–	(2,341)	(2,341)
Futures	4	(10)	(6)	21	(10)	11
Foreign Exchange Contracts (1)
Cross-currency swaps	2,796	(311)	2,485	1,989	(1,378)	611
Cross-currency interest rate swaps	11,078	(12,349)	(1,271)	9,777	(10,867)	(1,090)
Forward foreign exchange contracts	13,535	(10,458)	3,077	8,150	(6,096)	2,054
Purchased options	1,534	–	1,534	657	–	657
Written options	–	(1,362)	(1,362)	–	(528)	(528)
Commodity Contracts
Swaps	1,004	(1,082)	(78)	1,023	(1,097)	(74)
Purchased options	257	–	257	644	–	644
Written options	–	(304)	(304)	–	(607)	(607)
Futures	201	(222)	(21)	160	(117)	43
Equity Contracts	16,459	(20,973)	(4,514)	14,194	(25,673)	(11,479)
Credit Contracts
Purchased	–	–	–	1	(10)	(9)
Written	1	–	1	9	(1)	8
Total fair value – trading derivatives	$51,829	$(54,770)	$(2,941)	$42,879	$(54,713)	$(11,834)
Hedging
Interest Rate Contracts (2)
Cash flow hedges – swaps	$2,931	$(464)	$2,467	$2,148	$(915)	$1,233
Fair value hedges – swaps	786	(1,926)	(1,140)	1,464	(1,589)	(125)
Total swaps	3,717	(2,390)	1,327	3,612	(2,504)	1,108
Foreign Exchange Contracts
Cash flow hedges	1,576	(1,553)	23	699	(1,080)	(381)
Fair value hedges	–	–	–	–	(2)	(2)
Net investment hedges	–	(16)	(16)	–	(4)	(4)
Total foreign exchange contracts	1,576	(1,569)	7	699	(1,086)	(387)
Equity Contracts
Cash flow hedges	29	–	29	63	–	63
Total equity contracts	29	–	29	63	–	63
Total fair value – hedging derivatives (3)	5,322	(3,959)	1,363	4,374	(3,590)	784
Total fair value – trading and hedging derivatives	57,151	(58,729)	(1,578)	47,253	(58,303)	(11,050)
Less: impact of master netting agreements	(43,254)	43,254	–	(31,576)	31,576	–
Total	$13,897	$(15,475)	$(1,578)	$15,677	$(26,727)	$(11,050)

(1)	Gold contracts are included in foreign exchange contracts.
(2)	Includes the fair value of bond futures in fair value hedges rounded down to $nil million as at October 31, 2025 ($nil million as at October 31, 2024).
(3)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.
Assets are presented net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.
Notional Amounts of Trading Derivatives
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

158	BMO Financial Group 208th Annual Report 2025

(Canadian $ in millions)			2025			2024
	Exchange-traded	Over-the-counter	Total	Exchange-traded	Over-the-counter	Total
Interest Rate Contracts
Swaps	$–	$14,178,539	$14,178,539	$–	$16,390,827	$16,390,827
Forward rate agreements	–	841,547	841,547	–	3,414,449	3,414,449
Purchased options	130,231	369,216	499,447	136,796	253,694	390,490
Written options	54,221	385,166	439,387	26,468	255,721	282,189
Futures	1,737,629	–	1,737,629	1,735,442	–	1,735,442
Total interest rate contracts	1,922,081	15,774,468	17,696,549	1,898,706	20,314,691	22,213,397
Foreign Exchange Contracts (1)
Cross-currency swaps	–	63,306	63,306	–	64,100	64,100
Cross-currency interest rate swaps	–	1,235,923	1,235,923	–	891,272	891,272
Forward foreign exchange contracts	–	939,971	939,971	–	679,250	679,250
Purchased options	6,800	98,391	105,191	3,572	76,576	80,148
Written options	5,645	107,570	113,215	3,248	88,210	91,458
Futures	10,864	–	10,864	1,751	–	1,751
Total foreign exchange contracts	23,309	2,445,161	2,468,470	8,571	1,799,408	1,807,979
Commodity Contracts
Swaps	–	22,128	22,128	–	20,328	20,328
Purchased options	25,126	6,706	31,832	43,931	5,495	49,426
Written options	26,830	4,090	30,920	45,440	4,268	49,708
Futures	38,470	–	38,470	36,071	–	36,071
Total commodity contracts	90,426	32,924	123,350	125,442	30,091	155,533
Equity Contracts	256,701	187,279	443,980	333,126	138,034	471,160
Credit Contracts
Purchased	–	31,760	31,760	–	23,350	23,350
Written	–	23,507	23,507	–	16,211	16,211
Total credit contracts	–	55,267	55,267	–	39,561	39,561
Total	$2,292,517	$18,495,099	$20,787,616	$2,365,845	$22,321,785	$24,687,630
(1) Gold contracts are included in foreign exchange contracts.
Table excludes loan commitment derivatives with a notional amount of $6,219 million ($2,498 million as at October 31, 2024).
Derivatives Used in Hedge Accounting
We apply the requirements of IAS 39
Financial Instruments: Recognition and Measurement
for hedge accounting purposes. In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. We also use deposits, cross-currency swaps, foreign exchange forwards and options to hedge foreign currency exposure in our net investment in foreign operations.
When the hedged item is accounted for at FVTPL, there is a natural offset within the income statement with the related derivative. However, when we manage risks inherent in instruments that are accounted for at amortized cost, including loans and deposits, or FVOCI debt securities, we use hedge accounting in order to eliminate the mismatch between the hedged item and the mark-to-market
derivative.
To the extent the instruments used to manage risk qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are discussed in the blue-tinted font in the Structural
(Non-Trading)
Market Risk section of our Management’s Discussion and Analysis. In addition, our exposure to foreign exchange rate risk is discussed in the
Non-Trading
Foreign Exchange Risk section of our Management’s Discussion and Analysis. Our exposure to, and approach to managing, equity price risk are discussed in the Other Share-Based Compensation –
Mid-Term
Incentive Plans section of Note 20.
By using derivatives to hedge exposures to changes in interest rates, foreign exchange rates and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements or settling through centrally cleared counterparties.
To qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria have been met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a range of 0.8 to 1.25; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, which is discussed in the Net Investment Hedges section below.
Any ineffectiveness in a hedging relationship is recognized as it arises in non-interest
revenue, other revenues, in our Consolidated Statement of Income.

BMO Financial Group 208th Annual Report 2025	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the notional amounts and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments by term to maturity, hedge type and risk type, where applicable.

(Canadian $ in millions, except as noted)		Remaining term to maturity					2025	2024
		Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Cash Flow Hedges
Interest rate risk – Interest rate swaps
Notional amount		$85,536	$84,666	$54,048	$31,409	$5,440	$261,099	$266,872
Average fixed interest rate		3.49%	3.06%	3.53%	3.22%	3.87%	3.33%	3.75%
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (1)
CAD-USD pair	Notional amount	10,865	16,681	11,303	334	50	39,233	40,933
	Average fixed interest rate	3.46%	3.49%	2.99%	3.68%	2.83%	3.34%	3.14%
	Average exchange rate: CAD-USD	1.3341	1.3258	1.3560	1.3157	1.2327	1.3366	1.3252
CAD-EUR pair	Notional amount	6,732	8,066	3,310	1,807	–	19,915	17,399
	Average fixed interest rate	3.74%	3.08%	3.21%	3.77%	–	3.39%	3.47%
	Average exchange rate: CAD-EUR	1.4190	1.4588	1.4711	1.5935	–	1.4596	1.4293
Other currency pairs (2)	Notional amount	5,219	2,511	2,379	134	–	10,243	9,927
	Average fixed interest rate	2.63%	4.23%	4.12%	5.13%	–	3.40%	3.26%
	Average exchange rate: CAD-Non USD/EUR	1.7080	1.5621	1.3796	0.5717	–	1.5812	1.5391
Equity price risk – Total return swap
Notional amount		552	–	–	–	–	552	480
Fair Value Hedges
Interest rate risk – Interest rate swaps
Notional amount		65,785	59,859	58,913	31,494	4,458	220,509	188,278
Average fixed interest rate		3.52%	3.62%	3.49%	3.60%	3.82%	3.56%	3.99%
Interest rate risk – Bond futures (exchange-traded derivatives)
Notional amount		432	–	–	–	–	432	1,479
Average price in dollars		154	–	–	–	–	154	108
Foreign exchange risk – Cross-currency swaps
USD-EUR pair	Notional amount	–	–	–	–	–	–	21
	Average fixed interest rate	–	–	–	–	–	–	3.25%
	Average exchange rate: USD-EUR	–	–	–	–	–	–	0.9706
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards
CAD-CNH pair	Notional amount	669	–	–	–	–	669	677
Foreign exchange risk – Deposit liabilities
USD denominated deposit – carrying amount		22,395	–	–	–	–	22,395	16,053
GBP denominated deposit – carrying amount		355	–	–	–	–	355	300

(1)
Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a
EUR-USD
cross-currency swap split into
EUR-CAD
and
CAD-USD
cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by
CAD-foreign
currency pair.

(2)	Includes CAD-AUD, CAD-CHF, CAD-CNH, CAD-GBP, CAD-HKD, CAD-JPY or CAD-NOK cross-currency swaps, where applicable.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, forwards and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets; for example, Secured Overnight Financing Rate or Canadian Overnight Repo Rate Average (CORRA).
We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques such as simulation, sensitivity analysis, stress testing and gap analysis.
We record interest that we pay or receive on derivatives that hedge interest rate risk or foreign exchange risk in net interest income in our Consolidated Statement of Income over the life of the hedge. Interest paid on derivatives that hedge equity price risk on certain share-based payments is recorded in employee compensation expense.
The accounting mismatch that would otherwise occur is eliminated by recording changes in the fair value of the derivative that offset changes in the fair value of the hedged item for the designated hedged risk in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest
revenue, other revenues, in our Consolidated Statement of Income as it arises.
For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and employee compensation expense for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income. In general, we do not terminate our foreign exchange hedges before maturity.

160	BMO Financial Group 208th Annual Report 2025

For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically and perfectly offsets the hedged cash flow.
In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset or settlement frequencies between hedging instruments and hedged items, and using hedging instruments without a floor in relationships for hedged items with a floor.
Net Investment Hedges
Net investment hedges mitigate our exposure to foreign exchange rate fluctuations related to our net investment in foreign operations.
Deposits denominated in foreign currencies, cross-currency swaps and foreign exchange forwards are designated as hedging instruments for a portion of our net investment in foreign operations. We designate the spot rate component of our hedging instruments in net investment hedges. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in net gains on translation of net foreign operations in other comprehensive income, instead of through the income statement in the case of the hedging instrument if hedge accounting had not been elected.
The effectiveness of our net investment hedge is determined using either the dollar offset method with spot foreign currency rates or a quantitative statistical regression analysis. As the notional amount of the hedging instruments and the hedged net investment in foreign operations are the same, there are no significant sources of ineffectiveness in these hedging relationships.
The following table contains information related to the hedging instruments, hedged items and hedge ineffectiveness for cash flow and net investment hedges for the years ended October 31, 2025 and 2024.

(Canadian $ in millions)					2025
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue, other revenues

Cash Flow Hedges
Interest rate risk – Interest rate swaps	$2,931	$(464)	$ 1,319	$ (1,382)	$ 3
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	1,576	(1,553)	(214)	214	–
Equity price risk – Total return swaps	29	–	258	(258)	–
	4,536	(2,017)	1,363	(1,426)	3
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(16)	(5)	3	(2)
Foreign exchange risk – Deposit liabilities	–	(22,750)	(102)	102	–
Total	$4,536	$(24,783)	$ 1,256	$ (1,321)	$ 1

					2024
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue, other revenues

Cash Flow Hedges
Interest rate risk – Interest rate swaps	$2,148	$(915)	$ 3,552	$ (3,615)	$ (12)
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	699	(1,080)	(251)	251	–
Equity price risk – Total return swaps	63	–	165	(165)	–
	2,910	(1,995)	3,466	(3,529)	(12)
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(4)	(23)	19	(4)
Foreign exchange risk – Deposit liabilities	–	(16,353)	(119)	119	–
Total	$2,910	$(18,352)	$ 3,324	$ (3,391)	$ (16)

(1)	Represents unrealized gains (losses) recorded as part of derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents life to date amounts.

BMO Financial Group 208th Annual Report 2025	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a reconciliation of the impacts of our cash flow hedges and net investment hedges in our Consolidated Statement of Comprehensive Income, on a
pre-tax
basis for the years ended October 31, 2025 and 2024.

(Canadian $ in millions)						2025

					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31, 2024	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2025 (1) (2)	Active hedges	Discontinued hedges

Cash Flow Hedges
Interest rate risk	$ (2,480)	$1,316	$ 1,600	$ 436	$ 2,453	$ (2,017)
Foreign exchange risk	357	(214)	(1)	142	142	–
Equity price risk	77	258	(151)	184	184	–
	(2,046)	1,360	1,448	762	2,779	(2,017)
Net Investment Hedges
Foreign exchange risk	(2,324)	(105)	–	(2,429)	(2,429)	–
Total	$ (4,370)	$1,255	$ 1,448	$ (1,667)	$ 350	$ (2,017)

						2024

					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31, 2023	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2024 (1) (2)	Active hedges	Discontinued hedges

Cash Flow Hedges
Interest rate risk	$ (8,015)	$3,564	$ 1,971	$ (2,480)	$ 1,695	$ (4,175)
Foreign exchange risk	610	(251)	(2)	357	357	–
Equity price risk	(72)	165	(16)	77	77	–
	(7,477)	3,478	1,953	(2,046)	2,129	(4,175)
Net Investment Hedges
Foreign exchange risk	(2,186)	(138)	–	(2,324)	(2,324)	–
Total	$ (9,663)	$3,340	$ 1,953	$ (4,370)	$ (195)	$ (4,175)

(1)	Tax balance related to cash flow hedges accumulated other comprehensive income was $(235) million as at October 31, 2025 ($527 million as at October 31, 2024).
(2)	Tax balance related to net investment hedges accumulated other comprehensive income was $ 622 million as at October 31, 2025 ($593 million as at October 31, 2024).
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross-currency swaps, interest rate swaps and bond futures to hedge foreign exchange risk and interest rate risk, including benchmark interest rates inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.
The carrying value of fixed rate assets or liabilities that are part of a hedging relationship is adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest
revenue, other revenues, in our Consolidated Statement of Income.
For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item’s remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.
In our fair value hedge relationships, the main sources of ineffectiveness are our own credit risk on the fair value of the swap and differences in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.
The amounts related to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2025 and 2024 are as follows:

(Canadian $ in millions)								2025
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue, other revenues	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair Value Hedge (3)
Interest rate swaps	$786	$(1,926)	$ –	$ –	$ –	$ –	$ –	$ –
Cross-currency swaps	–	–	–	–	–	–	–	–
Securities and loans	–	–	(1,204)	1,170	(34)	133,830	1,747	(1,902)
Deposits, subordinated debt and other liabilities	–	–	291	(286)	5	(77,224)	(361)	429
Total	$786	$(1,926)	$ (913)	$ 884	$ (29)	$ 56,606	$ 1,386	$ (1,473)

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3)	Includes the fair value of bond futures rounded down to $nil million as at October 31, 2025.

162	BMO Financial Group 208th Annual Report 2025

								2024
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue, other revenues	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair Value Hedge (3)
Interest rate swaps	$1,464	$(1,589)	$–	$–	$–	$–	$–	$–
Cross-currency swaps	–	(2)	–	–	–	–	–	–
Securities and loans	–	–	(3,266)	3,117	(149)	118,397	741	(1,293)
Deposits, subordinated debt and other liabilities	–	–	1,234	(1,217)	17	(65,156)	(214)	930
Total	$1,464	$(1,591)	$(2,032)	$1,900	$(132)	$53,241	$527	$(363)

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3)	Includes the fair value of bond futures rounded down to $nil million as at October 31, 2024.
Derivative-Related Market Risk
Derivative instruments are subject to market risk arising from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We strive to limit our exposure to market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Derivative-Related Credit Risk
Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative normally represents an amount that is a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty’s position unfavourably and the counterparty defaults on payment. Credit risk is represented by the positive fair value of the derivative instrument. We strive to limit our exposure to credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that we apply to loans and other credit assets.
We also pursue opportunities to reduce our exposure to credit losses on derivative instruments by securing collateral and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.
Exchange-traded derivatives have limited potential for credit risk exposure, as they are settled net daily with each exchange.
Terms used in the credit risk tables below are as follows:
Replacement cost
captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, and assuming no recovery on the value of those transactions in bankruptcy.
Credit risk equivalent
represents the total replacement cost plus an amount representing the potential future credit risk exposure adjusted by a multiplier of 1.4, as outlined in OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Risk-weighted assets
represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

BMO Financial Group 208th Annual Report 2025	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2025			2024
	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets
Interest Rate Contracts
Over-the-counter
Swaps	$1,839	$7,493	$1,501	$2,404	$7,797	$1,125
Forward rate agreements	391	3,448	858	650	2,696	600
Purchased options	511	1,066	452	42	338	188
Written options	8	245	66	2	211	78
	2,749	12,252	2,877	3,098	11,042	1,991
Exchange-traded
Futures	9	49	1	122	279	6
Purchased options	2	7	–	8	19	–
Written options	2	5	–	–	1	–
	13	61	1	130	299	6
Total interest rate contracts	2,762	12,313	2,878	3,228	11,341	1,997
Foreign Exchange Contracts (2)
Over-the-counter
Swaps	1,927	8,407	779	1,559	7,218	825
Forward foreign exchange contracts	1,838	9,399	1,672	2,709	9,643	1,764
Purchased options	119	476	139	142	447	142
Written options	1	155	38	1	119	27
	3,885	18,437	2,628	4,411	17,427	2,758
Exchange-traded
Futures	–	1	–	–	1	–
Purchased options	–	2	–	–	3	–
	–	3	–	–	4	–
Total foreign exchange contracts	3,885	18,440	2,628	4,411	17,431	2,758
Commodity Contracts
Over-the-counter
Swaps	1,165	4,822	1,228	993	4,256	1,035
Purchased options	205	688	308	155	484	182
Written options	4	366	140	10	246	86
	1,374	5,876	1,676	1,158	4,986	1,303
Exchange-traded
Futures	246	1,028	21	176	594	12
Purchased options	28	178	4	179	319	6
Written options	15	157	3	–	73	1
	289	1,363	28	355	986	19
Total commodity contracts	1,663	7,239	1,704	1,513	5,972	1,322
Equity Contracts
Over-the-counter	306	10,247	2,132	199	8,625	1,645
Exchange-traded	2,036	3,909	78	675	2,899	58
Total equity contracts	2,342	14,156	2,210	874	11,524	1,703
Credit Contracts	24	177	22	103	309	39
Total	$10,676	$52,325	$9,442	$10,129	$46,577	$7,819

(1)
Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach for Counterparty Credit Risk
(SA-CCR)
in accordance with the CAR Guideline issued by OSFI. Th
is
table therefore excludes loan commitment derivatives.

(2)	Gold contracts are included in foreign exchange contracts.

164	BMO Financial Group 208th Annual Report 2025

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are as follows:

(Canadian $ in millions)	Term to maturity					2025	2024
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	$4,452,781	$4,418,207	$2,451,659	$2,271,601	$1,065,819	$14,660,067	$16,845,977
Forward rate agreements, futures and options	2,435,842	937,140	123,894	17,334	4,232	3,518,442	5,824,049
Total interest rate contracts	6,888,623	5,355,347	2,575,553	2,288,935	1,070,051	18,178,509	22,670,026
Foreign Exchange Contracts (1)
Swaps	349,612	447,928	271,998	224,379	77,590	1,371,507	1,002,323
Forward foreign exchange contracts	903,972	27,903	4,423	1,336	3,006	940,640	679,927
Futures	10,616	248	–	–	–	10,864	1,751
Options	194,461	21,524	2,089	332	–	218,406	171,606
Total foreign exchange contracts	1,458,661	497,603	278,510	226,047	80,596	2,541,417	1,855,607
Commodity Contracts
Swaps	15,030	6,088	601	409	–	22,128	20,328
Futures	24,278	12,212	1,492	488	–	38,470	36,071
Options	44,932	16,512	308	1,000	–	62,752	99,134
Total commodity contracts	84,240	34,812	2,401	1,897	–	123,350	155,533
Equity Contracts	354,512	65,709	17,852	5,796	663	444,532	471,640
Credit Contracts	2,240	15,860	26,136	9,698	1,333	55,267	39,561
Total notional amount	$8,788,276	$5,969,331	$2,900,452	$2,532,373	$1,152,643	$21,343,075	$25,192,367

(1)	Gold contracts are included in foreign exchange contracts.
Under the
SA-CCR,
this table excludes loan commitment derivatives.

Note 8: Premises and Equipment
We record all owned premises and equipment at cost less accumulated depreciation and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.
The maximum estimated useful lives we use to depreciate our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	5 to 7 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years
Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances, and adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of value in use and fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. We recorded write-downs on our premises and equipment of $16 million during the year ended October 31, 2025 ($nil in 2024). Gains and losses on disposal are included in non-interest expense, premises and equipment, in our Consolidated Statement of Income.
Leases
When we enter into a new arrangement as a lessee, a
right-of-use
asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. In calculating our lease liability and corresponding right-of-use
asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used.
A right-of-use asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any. Impairment is assessed when there is a change in use. No impairment was recorded on our right-of-use assets during the year ended
October 31, 2025 ($
1
 million in 2024).

BMO Financial Group 208th Annual Report 2025	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term. The lease term is based on the non-cancellable
period and includes any options to extend or terminate which we are reasonably certain to exercise. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 13 for further information.
Amounts related to low-value leases are expensed when incurred in non-interest
expense, premises and equipment, in our Consolidated Statement of Income.
The total cost and associated accumulated depreciation for premises and equipment that we own or lease are set out below:

(Canadian $ in millions)
	Land and buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance at October 31, 2023	$2,370	$2,923	$1,060	$2,413	$4,357	$13,123
Additions/lease modifications	81	270	117	352	171	991
Disposals	(48)	(22)	(11)	(26)	–	(107)
Fully depreciated assets	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other	5	3	2	7	12	29
Balance at October 31, 2024	2,376	2,480	911	2,675	4,444	12,886
Additions/lease modifications	86	358	67	209	287	1,007
Disposals	(18)	(17)	(3)	(11)	(2)	(51)
Fully depreciated assets	(7)	(534)	(61)	(10)	(97)	(709)
Foreign exchange and other	8	5	3	8	24	48
Balance at October 31, 2025	$2,445	$2,292	$917	$2,871	$4,656	$13,181
Accumulated Depreciation and Impairment
Balance at October 31, 2023	$1,238	$2,228	$704	$1,356	$1,356	$6,882
Disposals	(29)	(12)	(8)	(21)	–	(70)
Depreciation	64	261	76	167	402	970
Fully depreciated assets	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other (1)	1	(4)	(6)	5	9	5
Balance at October 31, 2024	1,242	1,779	509	1,436	1,671	6,637
Disposals	(16)	(15)	(1)	(7)	–	(39)
Depreciation	74	270	82	190	399	1,015
Fully depreciated assets	(7)	(534)	(61)	(10)	(97)	(709)
Foreign exchange and other (1)	20	–	(5)	2	8	25
Balance at October 31, 2025	$1,313	$1,500	$524	$1,611	$1,981	$6,929
Net Carrying Value
Balance at October 31, 2025	$1,132	$792	$393	$1,260	$2,675	$6,252
Balance at October 31, 2024	1,134	701	402	1,239	2,773	6,249

(1)	Includes impairment charges.

Note 9: Acquisitions and Divestitures
Acquisitions
The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired, including intangible assets, and liabilities assumed, are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including the fair value of any contingent consideration, over the net fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Burgundy Asset Management Ltd.
On November 1, 2025, we completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), a leading independent wealth manager in Canada, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. The purchase price was $654 million, and included higher working capital between announcement and close, paid in cash of
$
61

million and shares of a wholly-owned subsidiary of BMO that are exchangeable into BMO common shares, valued at
$
593

million on close. The purchase price includes the fair value of a holdback to be paid subject to Burgundy maintaining certain assets under management 18 months post-closing and the fair value of a potential earn-out,
payable in the future based on the achievement of certain growth targets.

166	BMO Financial Group 208th Annual Report 2025

The acquisition will be reflected in our results in the first quarter of fiscal 2026 as a business combination in the Wealth Management operating segment. Due to the proximity of the closing date to the release date of these annual consolidated financial statements, we have not finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed, including intangible assets and goodwill, has not been completed.
Divestitures
Non-financial assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held for sale if they are available for immediate sale in their present condition and their sale is considered highly probable. Non-financial assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Any write-down to fair value less costs to sell is recognized in non-interest expense in our Consolidated Statement of Income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down recorded to date, is also recognized in non-interest expense. Gains on disposals are recognized in non-interest revenue.
Sale of Certain U.S. Branches
On October 16, 2025, we entered into a definitive agreement to sell 138 BMO branches in select U.S. markets that are part of our U.S. Banking operating segment to
First-Citizens Bank & Trust Company (First Citizens Bank). Under the terms of this agreement, First Citizens Bank will assume approximately US$5.7 billion (CAD$8 billion) in deposits and purchase approximately US$1.1 billion (CAD$1.5 billion) in loans for a net deposit premium of approximately 5 percent paid on closing. This transaction is expected to close in mid-calendar 2026, subject to regulatory approvals and customary closing conditions. As this transaction met the accounting requirements for assets held for sale in the fourth quarter of 2025, we recognized a write-down
of goodwill of US$73 million (CAD$102 million) before and after-tax in non-interest expense, other, in our Consolidated Statement of Income, reported in Corporate Services. These amounts are subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.

Note 10: Goodwill and Intangible Assets
Goodwill
When we complete an acquisition, we allocate the
purchase
price to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.
In performing the impairment test, we utilize fair value less costs to sell for each CGU based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to 1.5% (2.0% in 2024). The discount rates we applied in determining the recoverable amounts in 2025 ranged from 9.3% to 11.6% (9.8%
to 10.8% in 2024) and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU. We use significant judgment in
determin
in
g
inputs to the discounted cash flow model, which is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The fair value measurement for the cash flow model is categorized as Level 3 as the inputs are not observable in the market.
The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts.
A continuity of our goodwill by group of CGUs for the years ended October 31, 2025 and 2024 is as follows:

(Canadian $ in millions)
	Canadian P&C	U.S. Banking		Wealth and Asset Management	Insurance	Total Wealth Management	Capital Markets	Total
Balance at October 31, 2023	$330	$15,610		$258	$2	$260	$528	$16,728
Foreign exchange and other	–	45		–	–	–	1	46
Balance at October 31, 2024	330	15,655		258	2	260	529	16,774
Write-downs	–	(102	) (1)	–	–	–	–	(102)
Foreign exchange and other	–	122		–	–	–	3	125
Balance at October 31, 2025	$330	$15,675		$258	$2	$260	$532	$16,797

(1)	Relates to the sale of certain U.S. branches. Refer to Note 9.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 208th Annual Report 2025	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets
Intangible assets related to our acquisitions are initially recorded at fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income.
The total cost and associated accumulated amortization of our intangible assets
are set out below:

(Canadian $ in millions)	Customer relationships	Core deposits	Software – amortizing		Software under development	Other	Total
Cost
Balance at October 31, 2023	$850	$3,553	$7,071		$324	$572	$12,370
Additions	–	–	22		782	48	852
Transfers	–	–	688		(688)	–	–
Fully amortized intangibles	–	–	(1,696)		–	(33)	(1,729)
Foreign exchange and other	2	10	11		(1)	1	23
Balance at October 31, 2024	852	3,563	6,096	(1)	417	588	11,516
Additions	–	–	71		938	39	1,048
Transfers	–	–	821		(821)	–	–
Fully amortized intangibles	(16)	–	(673)		–	(91)	(780)
Foreign exchange and other	–	28	12		(2)	3	41
Balance at October 31, 2025	$836	$3,591	$6,327	(1)	$532	$539	$11,825
Accumulated Amortization
Balance at October 31, 2023	$487	$1,295	$5,073		$–	$299	$7,154
Amortization	62	342	676		–	32	1,112
Write-downs	4	–	22		–	–	26
Fully amortized intangibles	–	–	(1,696)		–	(33)	(1,729)
Foreign exchange and other	3	10	15		–	–	28
Balance at October 31, 2024	556	1,647	4,090	(1)	–	298	6,591
Amortization	70	305	739		–	38	1,152
Write-downs	14	–	13		–	49	76
Fully amortized intangibles	(16)	–	(673)		–	(91)	(780)
Foreign exchange and other	(1)	13	15		–	1	28
Balance at October 31, 2025	$623	$1,965	$4,184	(1)	$–	$295	$7,067
Net Carrying Value
Balance at October 31, 2025	$213	$1,626	$2,143		$532	$244	$4,758
Balance at October 31, 2024	296	1,916	2,006		417	290	4,925

(1)
Includes internally generated software of $5,752 million in cost and $3,760 million in accumulated amortization as at October 31, 2025 ($5,466 million in cost and $3,653 million in accumulated amortization as at October 31, 2024).

Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $179 million as at October 31, 2025 ($228 million as at October 31, 2024) of intangible assets with indefinite lives that relate primarily to card processing contracts.
The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell.

168	BMO Financial Group 208th Annual Report 2025

Note 11: Other Assets
The components of other within other assets are as follows:

(Canadian $ in millions)	2025	2024
Accounts receivable, prepaid expenses and other items	$4,563	$3,832
Accrued interest receivable	4,478	4,463
Bank owned life insurance policies	6,514	6,350
Leased vehicles, net of accumulated amortization	25	67
Cash collateral	11,149	9,419
Investments in associates and joint ventures	1,786	1,727
Insurance-related assets (1)	6,583	5,748
Other employee future benefits assets (Note 21)	87	44
Pension asset (Note 21)	1,316	1,252
Precious metals (2)	6,383	9,485
Total	$42,884	$42,387

(1)
Includes $1,355 million of investment properties ($1,363 million as at October 31, 2024) carried at fair value. These investment properties support our insurance contract liabilities. The fair value is determined by external independent property valuers and categorized as Level 3 (refer to Note 17 for further information on fair value levels) using models with unobservable market inputs.

(2)
Precious metals are recorded at fair value based on quoted prices in active markets. Changes in fair value are recorded in our Consolidated Statement of Income in non-interest
revenue, trading revenues.

Investments in Associates and Joint Ventures
Investments in associates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those in which we exert significant influence over operating and financing decisions, generally companies in which we own between 20% and 50% of the voting shares. Investments in joint ventures are those in which we have joint control. Our share of the net income or loss, including any impairment losses, is recorded in our Consolidated Statement of Income in non-interest
revenue, share of profit in associates and joint ventures. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.

Note 12: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	2025	2024
Amortized cost deposits by:
Banks (4)	$5,058	$1,963	$1,396	$19,204	$27,621	$32,546
Business and government (5)	80,445	42,847	219,450	242,755	585,497	575,019
Individuals (5)	3,790	37,425	153,380	112,327	306,922	320,767
Total amortized cost deposits	89,293	82,235	374,226	374,286	920,040	928,332
Deposits at FVTPL	–	–	–	56,162	56,162	54,108
Total (6)	$89,293	$82,235	$374,226	$430,448	$976,202	$982,440
Booked in:
Canada	$76,415	$71,323	$167,666	$305,454	$620,858	$618,141
United States	12,769	10,912	204,183	77,608	305,472	314,066
Other countries	109	–	2,377	47,386	49,872	50,233
Total	$89,293	$82,235	$374,226	$430,448	$976,202	$982,440

(1)	Includes $43,766 million of non-interest bearing deposits as at October 31, 2025 ($44,617 million as at October 31, 2024).
(2)
Includes $62,843 million of senior unsecured debt as at October 31, 2025 subject to the Bank Recapitalization
(Bail-In)
regime ($65,986 million as at October 31, 2024). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)	We have unencumbered liquid assets of $393,535 million as at October 31, 2025 to support these and other deposit liabilities ($396,338 million as at October 31, 2024).
(4)	Includes regulated and central banks.
(5)	The carrying value of deposits that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
(6)
Included in deposits as at October 31, 2025 and 2024 are $508,058 million and $521,160 million, respectively, of deposits denominated in U.S. dollars, and $59,697 million and $54,397 million, respectively, of deposits denominated in other foreign currencies.

Deposits are measured at amortized cost, except structured notes, money market deposits and metals deposits, which are measured at FVTPL. Deposits payable on demand are comprised primarily of our customers’ chequing accounts, on some of which we pay interest. Our customers do not need to notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date comprise
:
•
Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding and guaranteed investment certificates. Deposits totalling $27,819 million as at October 31, 2025 ($29,136 million as at October 31, 2024) can be redeemed early, either fully or partially, by customers without penalty.

•	Commercial paper, which totalled $43,617 million as at October 31, 2025 ($51,500 million as at October 31, 2024).
•	Covered bonds, which totalled $24,053 million as at October 31, 2025 ($26,957 million as at October 31, 2024).

BMO Financial Group 208th Annual Report 2025	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at October 31, 2025	$259,670	$69,206	$47,386	$376,262
As at October 31, 2024	285,555	77,313	48,086	410,954
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars that are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at October 31, 2025	$51,591	$32,105	$56,129	$119,845	$259,670
As at October 31, 2024	63,442	33,704	62,674	125,735	285,555
Deposits Designated at FVTPL
Our deposits designated at FVTPL include structured note liabilities, money market and metals deposits. This designation aligns the accounting result with the way the portfolio is managed. We also include the value of embedded options related to certain structured deposits which are carried at amortized cost. The change in fair value of these deposits is recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income, with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Difference between fair value and amount due at contractual maturity	Change in fair value – (losses) recorded in the Consolidated Statement of Income (1)	Change in fair value – (losses) due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value – gains (losses) due to own credit risk recognized in AOCI (before tax)
As at October 31, 2025	$56,162	$57,743	$(1,581)	$(1,313)	$(365)	$(341)
As at October 31, 2024	54,108	56,300	(2,192)	(4,815)	(841)	24

(1)	Change in fair value may be offset by the related change in fair value on hedge contracts.

Note 13: Other Liabilities
Securities
Sold But Not Yet Purchased
Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income.
Securities Lending and Borrowing
Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements, or in other liabilities, securities lent or sold under repurchase agreements, respectively, in our Consolidated Balance Sheet. Interest earned on cash collateral is recorded in interest, dividend and fee income, in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income.
Securitization and Structured Entities’ Liabilities
Securitization and structured entities’ liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the NHA MBS program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 5 and 6. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured
at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.

170	BMO Financial Group 208th Annual Report 2025

Other
The components of other within other liabilities are as follows:

(Canadian $ in millions)	2025	2024
Accounts payable, accrued expenses and other items	$12,638	$11,311
Accrued interest payable	5,092	6,468
ACL on off-balance sheet items	689	580
Cash collateral	8,206	6,414
Credit card loyalty rewards	1,486	1,465
Current tax liabilities	329	470
Deferred tax liabilities (Note 22)	1	1
Lease liabilities	3,315	3,326
Liabilities of subsidiaries	4,740	5,633
Other employee future benefits liability (Note 21)	863	863
Pension liability (Note 21)	190	189
Total	$37,549	$36,720
Credit Card Loyalty Rewards
We earn interchange fees on our proprietary cards and fees on our AIR MILES business. We defer the fees related to our obligation to fulfill redemption of rewards/miles and record them in other liabilities, other, in our Consolidated Balance Sheet. We recognize these fees in non-interest
revenue in our Consolidated Statement of Income when the rewards/miles are redeemed.
Lease Liabilities
When we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2025 was $110 million ($110 million in 2024). Total cash outflow for lease liabilities for the year ended October 31, 2025 was $426 million ($455 million in 2024). Variable lease payments (
e.g.
maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2025 were $276 million ($258 million in 2024).
The maturity profile of our undiscounted lease liabilities is $468 million for 2026, $465 million for 2027, $436 million for 2028, $414 million for 2029, $390 million for 2030 and $1,756 million for 2031 and thereafter.

Note 14: Insurance
Insurance Results
Insurance results are presented in
non-interest
revenue, insurance service results and
non-interest
revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. As of November 1, 2023, we no longer reported insurance claims, commissions and changes in policy benefit liabilities as a result of the adoption of IFRS 17.
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	2025	2024
Insurance revenue	$1,922	$1,767
Insurance service expenses	(1,464)	(1,330)
Net expenses from reinsurance contracts	(37)	(97)
Insurance service results	$421	$340
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	2025	2024
Investment return	$1,122	$2,320
Insurance finance (expense) from insurance and reinsurance contracts held	(955)	(2,098)
Movement in investment contract liabilities	(43)	(117)
Insurance investment results	$124	$105

BMO Financial Group 208th Annual Report 2025	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Insurance Contract Liabilities
We are engaged in insurance businesses related to life insurance and annuities, which include pension risk, accident and sickness, creditor insurance and reinsurance. Insurance contract liabilities represent groups of contracts with similar risks, written in the same fiscal year and with similar expected profitability. We measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. The risk adjustment brings the confidence level on the sufficiency of reserves to 70%—75%.
To the extent that discounted future cash inflows exceed discounted, risk-adjusted future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest
revenue, insurance service results. Releases in expected fulfilment cash outflows, risk adjustment and CSM are recognized in our Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We apply a modified approach to our direct participating contracts and segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the variability in financial variables is recorded through CSM versus income, representing
the variability of our own share of the fees. For our creditor business, which has a coverage period of one year or less, we defer premiums received and recognize them in income over the coverage period, and recognize a liability for claims only once a loss is incurred.
Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)			2025			2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of year	$17,047	$201	$17,248	$13,114	$235	$13,349
Insurance service results	(2,406)	2,048	(358)	(1,448)	1,101	(347)
Net finance expenses from insurance contracts	1,048	–	1,048	2,206	–	2,206
Total cash flows	3,763	(2,039)	1,724	3,176	(1,136)	2,040
Other changes in the net carrying amount of the insurance contract (1)	(785)	(11)	(796)	(1)	1	–
Insurance contract liabilities, end of year (2)	$18,667	$199	$18,866	$17,047	$201	$17,248

(1)	Includes $798 million relating to the sale of a non-strategic portfolio of insurance contracts for the year ended October 31, 2025.
(2)	The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $102 million as at October 31, 2025 ( $115 million as at October 31, 2024 ) .
CSM from contracts issued for the year ended October 31, 2025 was $178 million ($107 million in 2024). Total CSM for insurance contracts issued and reinsurance contracts held was $1,528 million and $312 million, respectively, as at October 31, 2025 ($1,550 million and $479 million, respectively, as at October 31, 2024). Onerous contract losses for the years ended October 31, 2025 and 2024 were not material.
We use the following rates to discount fulfilment cash flows of our insurance contracts, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	2025	2024
1 year	3.24%	4.16%
3 years	3.54%	4.17%
5 years	3.89%	4.35%
10 years	4.67%	4.82%
20 years	5.25%	5.15%
30 years	4.99%	4.98%
Ultimate	5.00%	5.00%
We recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest
revenue, insurance investment results.
Investment Contract Liabilities
Investment contracts include products that do not involve the transfer of significant insurance risk, either at inception or during the life of the investment contract. These products are limited to certain structured settlements and term annuities that provide income for a specified period of time. We designate the obligations related to certain investment contracts in our insurance businesses at FVTPL, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income, with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income. We also carry certain investment contract liabilities at amortized cost. These totalled $300 million at October 31, 2025 ($147 million at

October 31, 2024).

172	BMO Financial Group 208th Annual Report 2025

The following table presents the fair value and changes in fair value in our investment contract liabilities measured at FVTPL:

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Difference between fair value and amount due at contractual maturity	Change in fair value – gains (losses) recorded in the Consolidated Statement of Income	Change in fair value – gains (losses) due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value – gains (losses) due to own credit risk recognized in AOCI (before tax)
As at October 31, 2025	$745	$1,278	$(533)	$(35)	$ 28	$2
As at October 31, 2024	796	1,336	(540)	(86)	(34)	(26)
In addition to the insurance contract and investment contract liabilities noted above, we have recorded $525 million as at October 31, 2025 ($579 million as at
October 31, 2024) in insurance-related liabilities in our Consolidated Balance Sheet, primarily comprising reinsurance contract liabilities.
Insurance Risk Management
Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. During the year, we entered into hedging arrangements to offset the impact of changes in interest rates on our earnings. The impact of insurance market risk on earnings is recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income.
The table below reflects the estimated immediate impact on, or sensitivity of, income before taxes to certain changes in interest rates, and includes the estimated impact of the above hedging arrangements and our exposure to equity price risk arising from our investment in equity securities.

(Canadian $ in millions)	2025	2024
Interest Rate Sensitivity (1) (2)
50 basis point increase	$ 2	$ 6
50 basis point decrease	(6)	(9)

Equity Market Sensitivity (3)
10% increase	$ 6	$ 28
10% decrease	(7)	(26)

(1)	Estimated impact on, or sensitivity of, income before taxes to a 50 basis point increase or decrease in interest rates.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3)
Estimated impact on, or sensitivity of, income before taxes to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

The table below presents the sensitivity of earnings to increases or decreases in policy-related assumptions.

(Canadian $ in millions)	2025				2024
	Contractual service margin		Profit or loss		Contractual service margin		Profit or loss
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related Assumptions
Mortality rates (1% increase) (1)	$(8)	$15	$1	$2	$(17)	$10	$1	$1
Lapse rates (10% increase) (2)	(45)	38	(82)	(74)	(151)	(52)	(10)	(4)
Expenses (5% increase) (3)	(14)	(14)	(1)	(1)	(15)	(15)	–	–

(1)	Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2)
Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment
of premiums and surrenders represent the voluntary termination of policies by policyholders.

(3)	Directly attributable operating expense assumptions reflect the projected cost of maintaining and servicing in-force policies, including associated directly attributable overhead expenses.

BMO Financial Group 208th Annual Report 2025	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Subordinated Debt
Subordinated debt represents our direct unsecured obligations to our debt holders in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (refer to Note 7). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem, cancel, exchange or modify any part of our subordinated debt.
The face values, terms to maturity and carrying values of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Reset premium (%)		Redeemable at our option (1)	2025 Total	2024 Total
Debentures Series 20	$ 150	December 2025 to 2040	8.250	na		Not redeemable	$147	$147
3.803% Subordinated Notes due 2032 (2)	US$1,250	December 2032	3.803	1.43	(3)	December 2027	1,656	1,602
Series J Medium-Term Notes, Second Tranche (2)	$1,250	June 2030	2.077	na	(4)	June 2025 (5)	–	1,237
Series K Medium-Term Notes, First Tranche (2)	$1,000	July 2031	1.928	na	(4)	July 2026	959	992
3.088% Subordinated Notes due 2037 (2)	US$1,250	January 2037	3.088	1.40	(6)	January 2032	1,551	1,466
Series L Medium-Term Notes, First Tranche (2)	$ 750	October 2032	6.534	2.70	(7)	October 2027	749	732
Series M Medium-Term Notes , First Tranche (2)	$1,150	September 2033	6.034	2.02	(7)	September 2028	1,190	1,202
Series M Medium-Term Notes, Second Tranche (2)	$1,000	July 2034	4.976	1.63	(7)	July 2029	999	999
Series N Medium-Term Notes, First Tranche (2)	$1,250	March 2035	4.077	1.54	(7)	March 2030 (8)	1,249	–
Total (9)							$8,500	$8,377

(1)	Redeemable at par with accrued and unpaid interest to and excluding the redemption date.
(2)
These notes include a NVCC provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.

(3)	Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the 5-year mid-swap rate plus the reset premium noted.
(4)	Interest rate will reset at a rate determined in accordance with the terms and conditions of the applicable subordinated notes.
(5)
All $1,250 million 2.077% Series J Medium-Term Notes (NVCC), Second Tranche were redeemed on June 17, 2025 for 100% of the principal amount, plus accrued interest to, but excluding, the redemption date.

(6)	Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the 5-year U.S. treasury bill rate plus the reset premium noted.
(7)	Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the daily compounding CORRA plus the reset premium noted.
(8)	On March 5, 2025, we issued $1,250 million of unsecured subordinated debt through our Canadian Medium-Term Note program. These notes will reset to a floating rate on March 5, 2030.
(9)
Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together de
creased their carrying value as at October 31, 2025 by $304

million (decreased
by $400 million in 2024). Refer to Note 7 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

na – not applicable
The aggregate remaining maturities of our subordinated debt, based on the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and
Liabilities
and
Off-Balance
Sheet Commitments section of our Management’s Discussion and Analysis.

174	BMO Financial Group 208th Annual Report 2025

Note 16: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments

(Canadian $ in millions, except as noted)	2025			2024
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 31 (1)	–	$–	$ –	12,000,000	$300	$ 0.96
Class B – Series 33 (2)	–	–	0.57	8,000,000	200	0.76
Class B – Series 44	16,000,000	400	1.70	16,000,000	400	1.70
Class B – Series 50	500,000	500	73.73	500,000	500	73.73
Class B – Series 52	650,000	650	70.57	650,000	650	70.57
Preferred Shares – Classified as Equity		$1,550			$2,050
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658
4.300% LRCNs, Series 1 (3)		1,250			1,250
5.625% LRCNs, Series 2		750			750
7.325% LRCNs, Series 3		1,000			1,000
7.700% LRCNs, Series 4		1,356			1,356
7.300% LRCNs, Series 5		1,023			1,023
6.875% LRCNs, Series 6 (4)		1,369			–
Other Equity Instruments		$7,406			$6,037
Preferred Shares and Other Equity Instruments		$8,956			$8,087
Common Shares
Balance at beginning of year	729,529,876	$23,921		720,909,161	$22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	–	–		7,790,724	905
Issued under the Stock Option Plan (Note 20)	1,520,631	161		811,652	74
Treasury shares sold	55,172	7		18,339	1
Purchased for cancellation	(22,200,000)	(730)		–	–
Balance at End of Year (5)	708,905,679	$23,359	$ 6.44	729,529,876	$23,921	$ 6.12

(1)	Series 31 was redeemed and final dividends were paid on November 25, 2024.
(2)	Series 33 was redeemed and final dividends were paid on August 25, 2025.
(3)	4.300% LRCNs, Series 1 was redeemed on November 12, 2025.
(4)	On July 29, 2025, we issued LRCNs, Series 6 for US$1,000 million.
(5)	Common shares are net of nil treasury shares as at October 31, 2025 (55,172 treasury shares as at October 31, 2024).
Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Non-cumulative dividend	(1)	Reset premium	Date redeemable / convertible	Convertible to
Class B – Series 44	25.00	$ 0.426000	(2)	2.68%	November 25, 2028 (3) (4)	Class B – Series 45 (5) (6)
Class B – Series 50	1,000.00	$36.865000	(2)	4.25%	November 26, 2027 (3)	Not convertible (6)
Class B – Series 52	1,000.00	$35.285000	(2)	4.25%	May 26, 2028 (3)	Not convertible (6)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred shares, which are payable semi-annually.
(2)
The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the
5-year
Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as and when declared at the
3-month
Government of Canada treasury bill yield plus the reset premium.

(3)	Redeemable on the date noted and every five years thereafter.
(4)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(5)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(6)
The shares issued include a NVCC provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the
Non-Viability
Contingent Capital paragraph below for details.

On August 25, 2025, we redeemed all of our outstanding 8 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 33 (NVCC)
for an aggregate total of $200 million. On November 25, 2024, we redeemed all of our outstanding 12 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.
Other Equity Instruments
On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and the corresponding $1,250 million Preferred Shares Series 48.

On July 29, 2025, we issued US$1,000 million 6.875% LRCNs, Series 6 (NVCC). As at October 31, 2025, together with the $1,250 million 4.300
% LRCNs, Series 1 (NVCC),
$
750 million 5.625% LRCNs, Series 2 (NVCC), $1,000 million 7.325% LRCNs, Series 3 (NVCC), US$1,000 million 7.700% LRCNs, Series 4 (NVCC)

and US$750 million 7.300% LRCNs, Series 5 (NVCC), these LRCNs are classified as equity
and form part of our Additional Tier 1 Capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third-party trustee. As at October 31, 2025, the trust assets comprise $1,250 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48), $750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 49 (NVCC) (Preferred Shares Series 49), $1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 51 (NVCC) (Preferred Shares Series 51), US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 53 (NVCC) (Preferred Shares Series 53), US$750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 54 (NVCC) and US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 55 (NVCC) (Preferred Shares Series 55) issued concurrently with LRCNs, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6, respectively. As the Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 eliminate on consolidation, they do not currently form part of our Additional Tier 1 Capital.
The US$500 million 4.800% AT1 Notes (NVCC) are also classified as equity and form part of our Additional Tier 1 Capital.

BMO Financial Group 208th Annual Report 2025	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 Notes and LRCNs as at October 31, 2025 and 2024.

(Canadian $ in millions, except as noted)					2025	2024
	Face value	Interest rate (%)	Redeemable at our option	Convertible to	Total	Total
4.800% AT1 Notes	US$500	6.709 (1)	February 2026 (2)	Variable number of common shares (3)	$658	$658
4.300% LRCNs, Series 1	$1,250	4.300 (4)	November 2025 (2)	Variable number of common shares (3) (4)	1,250	1,250
5.625% LRCNs, Series 2	$750	5.625 (4)	May 2027 (2)	Variable number of common shares (3) (4)	750	750
7.325% LRCNs, Series 3	$1,000	7.325 (4)	November 2027 (2)	Variable number of common shares (3) (4)	1,000	1,000
7.700% LRCNs, Series 4	US$1,000	7.700 (4)	May 2029 (2)	Variable number of common shares (3) (4)	1,356	1,356
7.300% LRCNs, Series 5	US$750	7.300 (4)	November 2034 (2)	Variable number of common shares (3) (4)	1,023	1,023
6.875% LRCNs, Series 6	US$1,000	6.875 (4)	November 2030 (2)	Variable number of common shares (3) (4)	1,369	–
Total					$7,406	$6,037

(1)	Non-cumulative interest is payable semi-annually in arrears, at the bank’s discretion. The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(2)
The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3)	The notes issued include a NVCC provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.
(4)
Non-deferrable interest is payable semi-annually on the LRCNs, Series 1, Series 2 and Series 3 and quarterly on the LRCNs, Series 4, Series 5 and Series 6, at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being their proportionate share of trust assets, which comprise our NVCC Preferred Shares Series 48 for LRCNs, Series 1, Preferred Shares Series 49 for LRCNs, Series 2, Preferred Shares Series 51 for LRCNs, Series 3, Preferred Shares Series 53 for LRCNs, Series 4, Preferred Shares Series 54 for LRCNs, Series 5 and Preferred Shares Series 55 for LRCNs, Series 6. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 for LRCNs, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6, respectively, would be converted into common shares of the bank (as described below), the LRCNs would be redeemed, with the noteholders’ sole remedy being their proportionate share of trust assets, which comprise common shares of the bank received by the trust on conversion.

Authorized Share Capital
We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that
will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities
in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder’s option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed
surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.
Non-Viability
Contingent Capital
Our preferred shares, AT1 Notes and LRCNs, by virtue of the recourse to the preferred shares held in the consolidated trusts, include a NVCC provision, which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.

176	BMO Financial Group 208th Annual Report 2025

Normal Course Issuer Bid
On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to
20
 million of our common shares for cancellation commencing January 22, 2025 and ending no later than January 21, 2026. On September 2, 2025, we announced the termination of this NCIB effective September 4, 2025.
On September 2, 2025, we announced a new NCIB to purchase up to 30 million of our common shares for cancellation commencing September 5, 2025 and ending no later than September 4, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels.
During the year ended October 31, 2025, we purchased for cancellation 16.4 million common shares under the January 2025 NCIB and 5.8 million shares under the September 2025 NCIB, for a total of
22.2 million common shares
,
at an average price of $152.97 per share
,
for a total amount of $3,461 million, including tax.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.
We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the
Bank Act (Canada)
. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances, Class B Preferred Share dividends cannot be paid unless dividends on our Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 have been paid.
In addition, if the bank does not pay the interest in full on the AT1 Notes, the bank will not declare dividends on its common shares or preferred shares, or redeem, purchase or otherwise retire such shares, until the month commencing after the bank resumes full interest payments on the AT1 Notes.
Currently, these limitations do not restrict the payment of dividends on common or preferred shares.
Shareholder Dividend Reinvestment and Share Purchase Plan
Beginning the third quarter of 2024 and until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) are purchased on the open market without a discount.
In the first and second quarters of 2024, common shares under the DRIP were issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. We issued 7,790,724 common shares under the DRIP in the first and second quarters of 2024.
Potential Share Issuances
As at October 31, 2025, we had reserved 39,864,838 common shares (39,864,838 as at October 31, 2024) for potential issuance in respect of the DRIP. We have also reserved 5,699,134 common shares
(
6,554,492 as at October 31, 2024) for the potential exercise of stock options, as further described in Note 20.

Note 17: Fair Value Measurements and Trading-Related Revenue
We record assets and liabilities held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading
assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.
Fair value represents an estimate of the amount that we would receive, or that would be payable in the case of a liability, in an orderly transaction between willing parties at the measurement date. The fair value amounts disclosed represent point-in-time
estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.
Governance Over the Determination of Fair Value
Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are accurately and appropriately measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating segments.

BMO Financial Group 208th Annual Report 2025	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We establish valuation methodologies for each type of financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.
Securities
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.
Government Securities
The fair value of debt securities issued or guaranteed by governments in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.
Mortgage-Backed Securities and Collateralized Mortgage Obligations
The fair value of MBS and CMO is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for MBS and CMO include discount rates, default rates, expected prepayments, credit spreads and recoveries.
Corporate Debt Securities
The fair value of
corporate
debt securities is determined using prices observed in the most recent transactions. When observable quoted prices are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third-party vendors.
Trading Loans
The fair value of trading loans is determined by reference to current market prices for the same or similar instruments.
Corporate Equity Securities
The fair value of corporate equity securities is determined using quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or valuation techniques, which include discounted cash flow analysis and earnings multiples.
Privately Issued Securities
Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers, as applicable.
Prices obtained from dealers, brokers and third-party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by obtaining multiple third-party quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that they employ a valuation model that maximizes the use of observable inputs, such as benchmark yields, bid-ask
spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.
Loans
In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayments, at market interest rates currently offered for loans with similar terms and credit risk profiles. For credit card performing loans, fair value is considered to be equal to carrying value due to their short-term nature.
For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.
The fair value of loans is not adjusted to reflect any credit protection purchased to mitigate credit risk.
Derivative Instruments
A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

178	BMO Financial Group 208th Annual Report 2025

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotes, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include share prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.
We calculate a credit valuation adjustment (CVA) to recognize the credit risk related to the possibility that the counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads
and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter
derivative positions. The FVA is determined by reference to our own funding spreads.
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•
For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risk profiles. The fair value of our senior note liabilities and covered bonds is determined by reference to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models, that use market interest rate yield curves and funding spreads.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.
Certain structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities, equity securities or other deposits have been designated at FVTPL. The fair value of these structured notes and other deposits is estimated using internally validated valuation models incorporating observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable market prices or inputs are not available, management judgment is required to determine fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.
Securities Sold But Not Yet Purchased
The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.
Securitization and Structured Entities’ Liabilities
The determination of the fair value of our securitization and structured entities’ liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models, that maximize the use of observable inputs.
Subordinated Debt
The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.
Financial Instruments with a Carrying Value Approximating Fair Value
Carrying value is considered to be a reasonable estimate of fair value for our cash and cash equivalents.
The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances and certain other assets, as well as acceptances, securities lent or sold under repurchase agreements and certain other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates. These items are therefore excluded from the table below.
Fair Value Hierarchy
We categorize assets and liabilities carried at fair value in a fair value hierarchy according to the inputs we use in valuation techniques in order to measure fair value.

BMO Financial Group 208th Annual Report 2025	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

(Canadian $ in millions)		2025		2024
	Carrying value	Fair value (6)	Carrying value	Fair value (6)
Securities (1)
Amortized cost	$96,610	$90,448	$115,188	$106,461

Loans (1) (2)
Residential mortgages	195,708	194,755	190,666	188,848
Consumer instalment and other personal	91,867	91,937	91,889	91,513
Credit cards	11,997	11,997	13,030	13,030
Business and government	364,265	364,866	369,776	370,101
	663,837	663,555	665,361	663,492

Deposits (3)	920,040	920,927	928,332	928,689
Securitization and structured entities’ liabilities (4)	20,211	20,100	21,850	21,653
Other liabilities (5)	3,103	2,953	2,929	2,669
Subordinated debt	8,500	8,756	8,377	8,543

(1)	Carrying value is net of ACL.
(2)
Excludes $79 million of residential mortgages classified as FVTPL, $13,231 million of business and government loans classified as FVTPL and $14 million of business and government loans classified as
FVOCI ($163 million, $12,431 million and $61 million, respectively, as at October 31, 2024).

(3)
Excludes $49,093 million of structured note liabilities, $1,129 million of money market deposits, $1,967 million of embedded options related to structured deposits carried at amortized cost and $3,973 million of metals deposits measured at fair value ($
45,222

million, $6,032 million, $1,047 million and $1,807 million, respectively, as at October 31, 2024).

(4)	Excludes $31,351 million of securitization and structured entities’ liabilities classified as FVTPL ($18,314 million as at October 31, 2024).
(5)	Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
(6)
If financial instruments not carried at fair value were categorized based on the fair value hierarchy, all of these financial instruments would be categorized as Level 2, except for amortized cost securities, which would have $90,448 million categorized as Level 2 ($106,389 million as at October 31, 2024) and $nil million categorized as Level 3 ($72 million as at October 31, 2024).

Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of assets and liabilities using models such as discounted cash flows, with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant observable market data is not available due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

180	BMO Financial Group 208th Annual Report 2025

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable market information as inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$757	$11,554	$–	$12,311	$1,272	$8,764	$–	$10,036
Canadian provincial and municipal governments	–	9,035	–	9,035	–	7,585	–	7,585
U.S. federal government	3,308	27,594	–	30,902	2,688	21,560	–	24,248
U.S. states, municipalities and agencies	–	1,144	–	1,144	–	565	–	565
Other governments	199	3,927	–	4,126	92	3,757	–	3,849
NHA MBS, and U.S. agency MBS and CMO	–	56,450	–	56,450	–	40,995	–	40,995
Corporate debt	–	11,614	–	11,614	–	10,172	–	10,172
Trading loans	–	4,568	–	4,568	–	5,493	–	5,493
Corporate equity	61,495	658	–	62,153	65,559	420	4	65,983
	65,759	126,544	–	192,303	69,611	99,311	4	168,926
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	56	1,563	–	1,619	166	237	–	403
Canadian provincial and municipal governments	–	1,578	–	1,578	–	1,578	–	1,578
U.S. federal government	–	1,495	–	1,495	–	1,527	–	1,527
Other governments	–	–	–	–	–	25	–	25
NHA MBS, and U.S. agency MBS and CMO	–	18	–	18	–	21	–	21
Corporate debt	–	8,908	–	8,908	–	8,745	35	8,780
Corporate equity	1,090	822	5,824	7,736	921	910	4,899	6,730
	1,146	14,384	5,824	21,354	1,087	13,043	4,934	19,064
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	1,158	44,177	–	45,335	3,212	30,965	–	34,177
Canadian provincial and municipal governments	–	5,644	–	5,644	–	5,996	–	5,996
U.S. federal government	16	20,793	–	20,809	25	16,940	–	16,965
U.S. states, municipalities and agencies	–	5,634	–	5,634	–	5,068	–	5,068
Other governments	37	4,028	–	4,065	–	5,656	–	5,656
NHA MBS, and U.S. agency MBS and CMO	–	27,015	–	27,015	–	21,293	–	21,293
Corporate debt	–	4,515	–	4,515	–	4,370	–	4,370
Corporate equity	–	–	192	192	–	–	177	177
	1,211	111,806	192	113,209	3,237	90,288	177	93,702
Loans
Residential mortgages	–	79	–	79	–	163	–	163
Business and government loans	–	12,921	324	13,245	–	12,190	302	12,492
	–	13,000	324	13,324	–	12,353	302	12,655
Other Assets (1)	8,521	–	1,483	10,004	11,236	–	1,717	12,953
Fair Value Liabilities (2)
Deposits (3)	–	56,162	–	56,162	–	54,108	–	54,108
Securities sold but not yet purchased	14,998	39,878	–	54,876	10,631	24,399	–	35,030
Other liabilities (4)	2,142	32,096	–	34,238	1,754	19,110	–	20,864
	17,140	128,136	–	145,276	12,385	97,617	–	110,002
Derivative Assets
Interest rate contracts	15	8,666	–	8,681	36	9,851	–	9,887
Foreign exchange contracts	43	30,474	2	30,519	4	21,258	10	21,272
Commodity contracts	225	1,224	13	1,462	169	1,656	2	1,827
Equity contracts	275	16,203	10	16,488	539	13,718	–	14,257
Credit default swaps	–	1	–	1	–	10	–	10
	558	56,568	25	57,151	748	46,493	12	47,253
Derivative Liabilities
Interest rate contracts	18	10,081	–	10,099	32	10,811	–	10,843
Foreign exchange contracts	–	26,049	–	26,049	–	19,955	–	19,955
Commodity contracts	196	1,412	–	1,608	96	1,721	4	1,821
Equity contracts	175	20,793	5	20,973	75	25,596	2	25,673
Credit default swaps	–	–	–	–	–	10	1	11
	$389	$58,335	$5	$58,729	$203	$58,093	$7	$58,303

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $3,476 million for the year ended October 31, 2025 ($2,774 million for the year ended October 31, 2024). Interest expense for liabilities carried at amortized cost is $38,574 million for the year ended October 31, 2025 ($43,743 million for the year ended October 31, 2024).

(3)	Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 208th Annual Report 2025	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

(Canadian $ in millions, except as noted)							2025
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Range of input values (1)		Changes in fair value from using reasonably possible alternatives (2)
					Low	High
Private equity	Corporate equity	$6,016	Net asset value	Net asset value	na	na	na
			EV/EBITDA	Multiple	5	28	(38)/38
Investment properties	Other assets	1,396	Income approach	Capitalization rate	5%	7%	(108)/128

							2024
Private equity	Corporate equity	$4,899	Net asset value	Net asset value	na	na	na
			EV/EBITDA	Multiple	5	21	(18)/18
Investment properties	Other assets	1,363	Income approach	Capitalization rate	2%	8%	(118)/151

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These value ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The value ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Net asset values are provided by fund managers and therefore have no other reasonably possible alternative assumptions. Sensitivity of private equity investments is determined by adjusting the price multiples. Sensitivity of investment properties is determined by adjusting the capitalization rate.

na – not applicable
Significant Unobservable Inputs in Level 3 Instrument Valuations
Net Asset Value
Net asset value represents
the
estimated value of a security based on valuations
received
from the investment or fund manager. As no observable price is available for most private equity securities, the valuation is based on the economic benefit we expect to derive from our investment.
EV/EBITDA Multiple
The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.
Capitalization Rate
The fair value of investment properties is determined by external independent property valuation experts using industry standard property valuation methodologies on expected future cash flows. The capitalization rate is derived using judgment, considering factors such as market activities across comparable property types and geographic regions, and is a reflection of the expected rate of return to be realized on the investment.
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are determined by the recency of issuance and the availability of quoted market prices in an active market. There were no significant transfers between Level 1 and Level 2 during the years ended October 31, 2025 and 2024.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the years ended October 31, 2025 and 2024, including realized and unrealized gains (losses) included in earnings and other comprehensive
income, as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers from Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

182	BMO Financial Group 208th Annual Report 2025

		Change in fair value			Movements		Transfers
For the year ended October 31, 2025 (Canadian $ in millions)	Fair value as at October 31, 2024	Included in earnings	Included in other comprehensive income (1)	Purchases/ Issuances	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$5	$(5)	$–	$–	$–	$–	$–
Corporate equity	4	–	–	2	–	–	–	(6)	–	–
Total trading securities	4	–	–	7	(5)	–	–	(6)	–	–
FVTPL Securities
Corporate debt	35	1	–	2	–	–	–	(38)	–	1
Corporate equity	4,899	(96)	17	1,180	(252)	–	82	(6)	5,824	36
Total FVTPL securities	4,934	(95)	17	1,182	(252)	–	82	(44)	5,824	37
FVOCI Securities
Corporate equity	177	–	(14)	29	–	–	–	–	192	na
Total FVOCI securities	177	–	(14)	29	–	–	–	–	192	na
Business and Government Loans	302	(21)	4	62	–	(52)	29	–	324	(21)
Other Assets	1,717	(67)	–	277	(7)	(437)	–	–	1,483	(63)
Derivative Assets
Foreign exchange contracts	10	(14)	–	48	–	(42)	–	–	2	(13)
Commodity contracts	2	11	–	–	–	–	–	–	13	12
Equity contracts	–	2	–	–	–	–	17	(9)	10	2
Credit default swaps	–	–	–	–	–	(1)	1	–	–	–
Total derivative assets	12	(1)	–	48	–	(43)	18	(9)	25	1
Other Liabilities	–	–	–	–	–	–	–	–	–	–
Derivative Liabilities
Commodity contracts	4	(4)	–	–	–	–	–	–	–	(4)
Equity contracts	2	3	–	–	–	–	3	(3)	5	3
Credit default swaps	1	–	–	–	–	(1)	–	–	–	–
Total derivative liabilities	7	(1)	–	–	–	(1)	3	(3)	5	(1)

		Change in fair value			Movements		Transfers
For the year ended October 31, 2024 (Canadian $ in millions)	Fair value as at October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Purchases/ Issuances	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$41	$(41)	$–	$–	$–	$–	$–
Corporate equity	37	–	–	4	–	–	–	(37)	4	–
Total trading securities	37	–	–	45	(41)	–	–	(37)	4	–

FVTPL Securities
Corporate debt	27	(10)	–	18	–	–	–	–	35	(10)
Corporate equity	4,208	(162)	11	1,068	(240)	(1)	16	(1)	4,899	57
Total FVTPL securities	4,235	(172)	11	1,086	(240)	(1)	16	(1)	4,934	47
FVOCI Securities
Corporate equity	160	–	13	4	–	–	–	–	177	na
Total FVOCI securities	160	–	13	4	–	–	–	–	177	na
Business and Government Loans	186	–	–	89	–	(171)	198	–	302	–
Other Assets	1,723	30	–	86	(21)	(101)	–	–	1,717	47
Derivative Assets
Foreign exchange contracts	–	–	–	10	–	–	–	–	10	–
Commodity contracts	5	(3)	–	–	–	–	–	–	2	(3)
Equity contracts	–	–	–	–	–	–	13	(13)	–	–
Credit default swaps	–	–	–	–	–	–	–	–	–	–
Total derivative assets	5	(3)	–	10	–	–	13	(13)	12	(3)
Other Liabilities	5	–	–	8	–	(13)	–	–	–	–
Derivative Liabilities
Commodity contracts	1	3	–	–	–	–	–	–	4	3
Equity contracts	8	1	–	–	–	–	2	(9)	2	1
Credit default swaps	2	(2)	–	–	–	–	1	–	1	(1)
Total derivative liabilities	11	2	–	–	–	–	3	(9)	7	3

(1)
Foreign exchange translation on assets and liabilities held by foreign operations is included in our Consolidated Statement of Comprehensive Income as part of net gains on translation of net foreign operations.

(2)	Changes in unrealized gains (losses) on trading and FVTPL securities still held on October 31, 2025 and 2024 are included in earnings for the year.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

BMO Financial Group 208th Annual Report 2025	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading-Related Revenue
Trading assets and liabilities, including derivatives, securities and financial instruments designated at FVTPL, are measured at fair value, with gains and losses recognized in non-interest
revenue, trading revenues, in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest
revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income.
Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense associated with funding these assets and liabilities in the following table:

(Canadian $ in millions)	2025	2024
Interest rates	$1,026	$1,003
Foreign exchange	633	579
Equities	1,131	759
Commodities	365	150
Other	212	55
Total trading-related revenue	$3,367	$2,546
Reported as:
Net interest income	783	169
Non-interest revenue – trading revenues	2,584	2,377
Total trading-related revenue	$3,367	$2,546

Note 18: Offsetting of Financial Assets and Financial Liabilities
Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in our Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria have otherwise not been met.

(Canadian $ in millions)							2025
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1) (2)	Cash collateral	Net amount (3)
Financial Assets
Securities borrowed or purchased under resale agreements	$158,361	$28,940	$129,421	$6,899	$121,546	$49	$927
Derivative instruments	57,489	338	57,151	43,254	2,655	5,665	5,577
	$215,850	$29,278	$186,572	$50,153	$124,201	$5,714	$6,504

Financial Liabilities
Derivative instruments	$59,067	$338	$58,729	$43,254	$2,657	$7,613	$5,205
Securities lent or sold under repurchase agreements	163,907	28,940	134,967	6,899	127,526	126	416
	$222,974	$29,278	$193,696	$50,153	$130,183	$7,739	$5,621

							2024
Financial Assets
Securities borrowed or purchased under resale agreements	$135,282	$24,375	$110,907	$5,738	$103,814	$72	$1,283
Derivative instruments	47,662	409	47,253	31,576	2,294	3,802	9,581
	$182,944	$24,784	$158,160	$37,314	$106,108	$3,874	$10,864

Financial Liabilities
Derivative instruments	$58,712	$409	$58,303	$31,576	$10,866	$7,378	$8,483
Securities lent or sold under repurchase agreements	135,166	24,375	110,791	5,738	104,266	258	529
	$193,878	$24,784	$169,094	$37,314	$115,132	$7,636	$9,012

(1)	Financial assets received/pledged as collateral are disclosed at fair value and limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or repledged except in the event of default or the occurrence of other predetermined events.
(3)	Not intended to represent our actual exposure to credit risk.

184	BMO Financial Group 208th Annual Report 2025

Note 19: Capital Management
Our objective is to maintain a strong and optimized capital position in a cost-effective structure that is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating segments’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, dividends and building long-term shareholder value; and is consistent with our target credit ratings.
Our approach includes establishing limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.
Regulatory capital requirements for the bank are determined in accordance with guidelines issued by OSFI, which are based on the Basel III Framework developed by the Basel Committee on Banking Supervision.
CET1 Capital is the most permanent form of capital. It comprises common shareholders’ equity and contractual service margin, and may include a portion of ECL provisions, less deductions for goodwill, intangible assets and certain other items.
Tier 1 Capital primarily comprises CET1 Capital, preferred shares and other equity instruments, less regulatory deductions.
Tier 2 Capital primarily comprises subordinated debentures and may include a portion of ECL provisions, less regulatory deductions. Total Capital includes Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC) comprises Total Capital and Other TLAC instruments that allow conversion in whole, or in part, into common shares under the
Canada Deposit Insurance Corporation Act
and meet the eligibility criteria under the TLAC guideline. Other TLAC comprises senior secured debt, subject to the Canadian
Bail-in
Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. Details of the components of our capital position are presented in Notes 10, 11, 15 and 16.
The primary regulatory capital measures are the CET1 Ratio, Tier 1 Capital Ratio, Total Capital Ratio, TLAC Ratio, Leverage Ratio and TLAC Leverage Ratio.
•	Regulatory capital ratios are calculated by dividing CET1 Capital, Tier 1 Capital, Total Capital and TLAC by their respective risk-weighted assets.
•
The Leverage Ratio is defined as Tier 1 Capital divided by leverage exposures, which consist of on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments. The TLAC Leverage Ratio is defined as TLAC divided by leverage exposures.

On February 12, 2025, OSFI announced the deferral of increases to the capital floor adjustment factor, whi
ch is
currently at 67.5%,
until further notice. Banks will be notified at least two years prior to any increases in the capital floor adjustment factor being resumed. Revisions related to market risk and credit valuation adjustment risk became effective November 1, 2023.
D
uring the year ended
 October 31, 2025, we met OSFI’s required target regulatory capital ratios, which include a 2.5% Capital Conservation Buffer, a 1.0% CET1 Surcharge for
D-SIBs,
a Countercyclical Buffer (immaterial for fiscal 202
5
) and a 3.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
Effective November 1, 2023, the DSB was increased from 3.0% to 3.5% of total RWA. On June 26, 2025, OSFI announced that the DSB would remain at 3.5%. Our capital position as at October 31, 2025 is further
d
i
scussed
 in the Enterprise-Wide Capital Management section of our Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	2025	2024
CET1 Capital	$58,286	$57,054
Tier 1 Capital	65,890	64,735
Total Capital	75,562	73,911
TLAC	129,957	123,288
Risk-Weighted Assets	437,945	420,838
Leverage Exposures	1,521,813	1,484,962
CET1 Ratio	13.3%	13.6%
Tier 1 Capital Ratio	15.0%	15.4%
Total Capital Ratio	17.3%	17.6%
TLAC Ratio	29.7%	29.3%
Leverage Ratio	4.3%	4.4%
TLAC Leverage Ratio	8.5%	8.3%

(1)	Calculated in accordance with OSFI’s CAR Guideline, Leverage Requirements Guideline and TLAC Guideline, as applicable.

BMO Financial Group 208th Annual Report 2025	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20: Employee Compensation – Share-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date.
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised
, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.
The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2025		2024
	Number of stock options	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
Outstanding at beginning of year	6,554,492	$110.14	6,312,576	$105.26
Granted	716,633	141.00	1,113,853	118.50
Exercised	(1,520,631)	95.74	(811,652)	82.74
Forfeited/expired/cancelled	(51,360)	122.96	(60,285)	122.22
Outstanding at end of year	5,699,134	117.75	6,554,492	110.14
Exercisable at end of year	2,245,942	103.82	2,856,460	95.27
Available for grant	8,900,641		9,565,914
Employee compensation expense related to this plan for the years ended October 31, 2025 and 2024 was $16 million and $18 million, respectively.
Options outstanding and exercisable at October 31, 2025 by range of exercise price were as follows:

(Canadian $, except as noted)					2025
	Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
$70.01 to $90.00	380,829	3.0	$89.25	380,829	$89.25
$90.01 to $100.00	698,899	4.1	97.08	698,899	97.08
$100.01 to $120.00	1,842,015	6.2	111.19	779,359	101.23
$120.01 to $140.00	2,060,758	6.7	127.80	386,855	135.58
$140.01 and over	716,633	9.1	141.00	–	–
The following table summarizes additional information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2025	2024
Unrecognized compensation cost for non-vested stock option awards	$10	$12
Cash proceeds from stock options exercised	146	67
Weighted-average share price for stock options exercised (in dollars)	152.59	120.40
The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2025 and 2024 was $18.46 and $15.33, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used as inputs for each option pricing assumption:

	2025	2024
Expected dividend yield	3.6%	4.5%
Expected share price volatility	16.7%	17.4% – 17.6%
Risk-free rate of return	2.8%	3.3% – 3.4%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0
Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period remaining until exercise of the options. The weighted-average exercise
p
rice on the grant date for the years ended October 31, 2025 and 2024 was $141.00 and $118.50, respectively.

186	BMO Financial Group 208th Annual Report 2025

Other Share-Based Compensation
Share Purchase Plans
We offer various employee share purchase plans. The largest of these plans provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $75,000. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
We account for our contributions as employee compensation expense when they are contributed to the plan.
Employee compensation expense related to these plans for the years ended October 31, 2025 and 2024 was $48 million and $49 million, respectively. There were 17.4 million and 18.1 million common shares held in these plans for the years ended October 31, 2025 and 2024, respectively.
Compensation Trusts
Our compensation trusts include share ownership and deferred compensation arrangements. These compensation trusts are consolidated if we control the trust, meaning that we have power over the trust, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.
We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid and not required to be consolidated. Total assets held related to these share ownership arrangements amounted to $3,026 million as at October 31, 2025 ($2,299 million as at
October 31, 2024).
We sponsor various deferred compensation arrangements, administered through trusts into which our contributions are paid to fund deferred compensation to certain U.S. senior employees. Some of these trusts are required to be consolidated. Total consolidated trust assets are $297 million as at October 31, 2025 ($313 million as at October 31, 2024). Total assets held related to unconsolidated trusts amounted to $259 million as at October 31, 2025 ($221 million as at October 31, 2024).
Mid-Term
Incentive Plans
We offer
mid-term
incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares and the bank’s performance relative to certain goals, when applicable. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash-settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.
Mid-term
incentive plan units granted during the years ended October 31, 2025 and 2024 totalled 5.8 million and 6.7 million, respectively.
The weighted-average fair value of the units granted during the years ended October 31, 2025 and 2024 was $132.73 and $111.66, respectively, and we recorded employee compensation expense of $1,525 million and $1,037 million, respectively. We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency forwards to manage the impact of foreign exchange translation from grants in our U.S. businesses. Gains on total return swaps and foreign currency forwards recognized for the years ended October 31, 2025 and 2024 were $672 million and $178 million, respectively, resulting in net employee compensation expense of $853 million and $859 million, respectively.
A total of 17.4 million and 18.4 million
mid-term
incentive plan units were outstanding as at October 31, 2025 and 2024, respectively, and the intrinsic value of those awards which had vested was $2,352 million and $1,663 million, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, executives and key employees in Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred and recorded as share units of our common shares. These share units are typically either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
Deferred incentive plan payments are paid in cash upon the participant’s departure from the bank.
Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.
Deferred incentive plan units granted during the years ended October 31, 2025 and 2024 totalled 0.3 million and 0.3 million, respectively, and the weighted-average fair value of the units granted during the years ended October 31, 2025 and 2024 was $140.64 and $121.18, respectively.
Liabilities related to these plans totalled
$874 million and $655
million as at October 31, 2025 and 2024, respectively, and are recorded in other liabilities in our Consolidated Balance Sheet.
Employee compensation expense related to these plans for the years ended October 31, 2025 and 2024 was $262 million and $139 million, respectively. We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded in employee compensation expense in the period in which they arise. Gains on these derivatives recognized for the years ended October 31, 2025 and 2024 were $232 million and $107 million, respectively. These gains resulted in net employee compensation expense for the years ended October 31, 2025 and 2024 of $30 million and $32 million, respectively.
A total of 5.0 million and 5.1 million deferred incentive plan units were outstanding as at October 31, 2025 and 2024, respectively.

BMO Financial Group 208th Annual Report 2025	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.
Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in non-interest
expense, employee compensation, in our Consolidated Statement of Income, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to our employees. The costs of these plans, recorded in non-interest
expense, employee compensation, in our Consolidated Statement of Income, are equal to our contributions to the plans.
Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada was closed to new employees hired after that date. Employees hired or transferred to BMO Canada on or after January 1, 2021 are eligible to participate in a defined contribution pension plan once they have completed the waiting period of six months of continuous service.
We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.
Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.
Investment Policy
The defined benefit pension plans are administered under an established governance structure, with oversight exercised by the Board of Directors.
The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and management of risk. We have implemented a liability-driven investment strategy for the primary Canadian and U.S. plans to enhance risk-adjusted returns while reducing the plans’ surplus volatility. This strategy has reduced the impact of the plans on our regulatory capital.
The plans invest in asset classes that include equities, fixed income and private investments, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.
Risk Management
The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:
•	monitoring surplus-at-risk, which measures a plan’s risk exposures in an asset-liability framework;
•	stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank;
•	hedging of foreign currency and interest rate risk exposures within policy limits;
•	controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
•	ongoing monitoring of exposures, performance and risk levels.
Pension and Other Employee Future Benefit Liabilities
Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.
The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans’ cash flows.
The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:
Current service cost
represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
Interest on net defined benefit asset or liability
represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

188	BMO Financial Group 208th Annual Report 2025

Actuarial gains and losses
may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. For the majority of our plans, actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods. For certain other long-term benefit plans, these actuarial gains and losses are recognized immediately in income.
Plan amendments
are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.
Settlements
occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee Future Benefit Plans
We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the United States is unfunded.
Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.
We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our funding valuation). The most recent funding valuation for our primary Canadian pension plan was filed as of October 31, 2023, and the next valuation is required no later than October 31, 2026. The most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2025.
We amended certain pension plans in the fourth quarter of 2025 to provide additional options for when certain retirees can receive their pension benefits. When there are surplus assets, we must assess the economic benefit to the bank. These amendments provide us with additional economic benefits so we are able to reverse some of a previous asset write-down. As a result, we increased pension assets by
$47 million through other comprehensive income.
We amended one of our U.S. pension plans in the first quarter of 2025, resulting in a $19 million benefit that was recognized as a reduction in employee compensation expense.
We amended certain other employee future benefit plans in the first quarter of 2024. These amendments combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset onto our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in a benefit of $84 million from plan amendments that was recognized as a reduction in employee compensation expense. When there are surplus assets, we must assess the economic benefit to the bank. Given there are no immediate economic benefits without further plan amendments, the surplus assets of $62 million in the combined plans were reduced to $nil through other comprehensive income.
A summary of plan information for the past two years is as follows:

(Canadian $ in millions)	Pension plans		Other employee future benefit plans
	2025	2024	2025	2024
Defined benefit obligation	$8,582	$8,365	$950	$954
Fair value of plan assets	9,708	9,431	248	245
Net surplus (deficit)	1,126	1,066	(702)	(709)
Effect of asset ceiling	–	(3)	(74)	(110)
Net surplus (deficit), net of the effect of the asset ceiling	$1,126	$1,063	$(776)	$(819)
Net surplus (deficit) comprises:
Funded or partially funded plans	1,271	1,223	87	44
Unfunded plans	(145)	(160)	(863)	(863)
Net surplus (deficit), net of the effect of the asset ceiling	$1,126	$1,063	$(776)	$(819)

BMO Financial Group 208th Annual Report 2025	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension plans		Other employee future benefit plans
	2025	2024	2025	2024
Annual benefits expense
Current service cost	$177	$153	$6	$5
Net interest (income) expense (1)	(51)	(61)	38	40
Impact of plan amendments	(19)	–	–	(84)
Administrative expenses	8	11	–	–
Remeasurement of other long-term benefits	–	–	24	5
Benefits expense	$115	$103	$68	$(34)
Government pension plans expense (2)	388	375	–	–
Defined contribution expense	306	290	–	–
Total annual pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$809	$768	$68	$(34)

(1)
Net interest (income) expense is increased by $nil million for pension plans and $6 million for other employee future benefit plans for 2025 ($nil million and $3 million, respectively, for 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act .
Weighted-Average Assumptions

	Pension plans		Other employee future benefit plans
	2025	2024	2025		2024
Defined Benefit Expenses
Discount rate at beginning of year (1) (2)	4.9%	5.8%	4.8%		5.7%
Rate of compensation increase	2.1%	2.1%	na		na
Assumed overall health care cost trend rate	na	na	4.8%	(3)	4.8%	(3)

Defined Benefit Obligation
Discount rate at end of year	4.8%	4.9%	4.7%		4.8%
Rate of compensation increase	2.1%	2.1%	na		na
Assumed overall health care cost trend rate	na	na	4.7%	(3)	4.8%	(3)

(1)	The pension benefit current service cost was calculated using a separate discount rate of 4.9% and 5.6% for 2025 and 2024, respectively.
(2)	The other employee future benefit plans current service cost was calculated using a separate discount rate of 5.0% and 5.7% for 2025 and 2024, respectively.
(3)	Trending to 4.0% in 2 041 and remaining at that level thereafter.
na – not applicable
Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2025	2024	2025	2024
Life expectancy for those currently age 65
Males	23.6	24.0	22.0	22.0
Females	24.7	24.3	23.4	23.3

Life expectancy at age 65 for those currently age 45
Males	24.5	24.9	23.2	23.2
Females	25.6	25.2	24.6	24.5

190	BMO Financial Group 208th Annual Report 2025

Changes in the estimated financial positions of our defined benefit pension plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension plans		Other employee future benefit plans
	2025	2024	2025	2024
Defined benefit obligation
Defined benefit obligation at beginning of year	$8,365	$7,513	$954	$880
Transfer of defined benefit obligation	3	–	(3)	–
Settlements (1)	–	(147)	–	–
Current service cost	177	153	6	5
Interest cost	399	418	45	49
Impact of plan amendments	(19)	–	–	15
Benefits paid	(500)	(481)	(62)	(59)
Employee contributions	21	20	6	6
Actuarial (gains) losses due to:
Changes in demographic assumptions	6	–	(22)	(12)
Changes in financial assumptions	45	851	(2)	81
Plan member experience	71	31	27	(11)
Foreign exchange and other	14	7	1	–
Defined benefit obligation at end of year	8,582	8,365	950	954
Wholly or partially funded defined benefit obligation	8,437	8,205	87	91
Unfunded defined benefit obligation	145	160	863	863
Total defined benefit obligation	8,582	8,365	950	954
Fair value of plan assets
Fair value of plan assets at beginning of year	9,431	8,559	245	138
Settlements (1)	–	(147)	–	–
Impact of plan amendments	–	–	–	100
Interest income	450	479	13	12
Return on plan assets (excluding interest income)	246	979	1	1
Employer contributions	55	25	43	45
Employee contributions	21	20	6	6
Benefits paid	(500)	(481)	(62)	(59)
Administrative expenses	(8)	(12)	–	–
Foreign exchange and other	13	9	2	2
Fair value of plan assets at end of year	9,708	9,431	248	245
Effect of asset ceiling	–	(3)	(74)	(110)
Net surplus (deficit), net of the effect of the asset ceiling	$1,126	$1,063	$(776)	$(819)
Recorded in:
Other assets	1,316	1,252	87	44
Other liabilities	(190)	(189)	(863)	(863)
Net surplus (deficit), net of the effect of the asset ceiling	$1,126	$1,063	$(776)	$(819)
Actuarial gains (losses) recognized in other comprehensive income
Net actuarial gains (losses) on plan assets	246	979	1	1
Effect of asset ceiling	3	(3)	43	(107)
Actuarial gains (losses) on defined benefit obligation due to:
Changes in demographic assumptions	(6)	–	22	15
Changes in financial assumptions	(45)	(851)	3	(74)
Plan member experience	(71)	(31)	(5)	6
Foreign exchange and other	(1)	(3)	–	–
Actuarial gains (losses) recognized in other comprehensive income for the year	$126	$91	$64	$(159)

(1)
We completed a buyout of our UK pension plan in the fourth quarter of 2024, whereby we transferred our defined benefit obligations and an equal amount of plan assets to a third-party insurer, who has assumed responsibility for administering payments to plan members. We do not have any further involvement in the plan. There was no
pre-tax
impact from this transfer. Deferred tax assets and liabilities related to the pension plan were reduced to $nil.

Plan Asset Allocations and Fair Value
Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The asset allocation ranges, weighted-average actual asset allocations and fair values of plan assets held by our primary plans as at October 31, 2025 and 2024 are as follows:

(Canadian $ in millions)	2025					2024
	Target range	% of total	Quoted	Unquoted	Total	Target range	% of total	Quoted	Unquoted	Total
Equities	15 – 40%	21%	$1,139	$869	$2,008	15 – 40%	22%	$1,060	$852	$1,912
Fixed income investments	40 – 55%	49%	106	4,551	4,657	40 – 55%	49%	96	4,467	4,563
Private investments	10 – 35%	30%	–	2,791	2,791	10 – 35%	29%	–	2,681	2,681
		100%	$1,245	$8,211	$9,456		100%	$1,156	$8,000	$9,156
No plan assets are directly invested in securities of the bank or those of its related parties as at October 31, 2025 and 2024. Our primary Canadian plan also did not directly hold, through pooled funds, any of our common shares and fixed income securities as at October 31, 2025 and 2024. The plans do not hold any property we occupy or other assets we use.

BMO Financial Group 208th Annual Report 2025	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity of Assumptions
Key weighted-average assumptions for 2025 used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivity to changes in each key variable has been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Defined benefit obligation
	Pension plans	Other employee future benefit plans
Discount rate (%)	4.8	4.7
Impact of: 1% increase ($)	(867)	(70)
1% decrease ($)	1,073	83
Rate of compensation increase (%)	2.1	na
Impact of: 0.25% increase ($)	36	na
0.25% decrease ($)	(35)	na
Mortality
Impact of: 1 year shorter life expectancy ($)	(165)	(19)
1 year longer life expectancy ($)	161	19
Assumed overall health care cost trend rate (%)	na	4.7 (1)
Impact of: 1% increase ($)	na	30
1% decrease ($)	na	(28)

(1)	Trending to 4.0% in 2041 and remaining at that level thereafter.
na – not applicable
Maturity Profile
The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2025	2024
Canadian pension plans	13.1	13.0
U.S. pension plans	7.3	7.5
Canadian other employee future benefit plans	11.4	11.7
Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension plans		Other employee future benefit plans
	2025	2024	2025	2024
Net contributions (refund)	$4	$(25)	$–	$–
Contributions to defined contribution plans	306	290	–	–
Benefits paid directly to pensioners	51	50	47	45
	$361	$315	$47	$45
Our best estimate of the contributions and benefits paid directly to pensioners we expect to make for the year ending October 31, 2026 is approximately $41 million for our defined benefit pension plans and $23 million for our other employee future benefit plans. Benefit payments from our defined benefit and other employee future benefit plans to retirees for the year ending October 31, 2026 are estimated to be $605 million.

Note 22: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements, regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.
In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.
Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred tax assets and liabilities are measured at the expected tax rates when temporary differences reverse. Changes in deferred tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event that is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority on the same entity or group of entities, and when there is a legal right to offset.

192	BMO Financial Group 208th Annual Report 2025

Provision for Income Taxes

(Canadian $ in millions)	2025	2024
Consolidated Statement of Income
Current
Provision for income taxes for the current period	$2,813	$2,055
Deferred
Origination and reversal of temporary differences	5	150
Effect of changes in tax rates	7	3
	2,825	2,208
Other Comprehensive Income and Equity
Income tax expense (recovery) related to:
Unrealized gains on FVOCI debt securities	113	79
Reclassification to earnings of (gains) on FVOCI debt securities	(23)	(31)
Gains on derivatives designated as cash flow hedges	365	966
Reclassification to earnings of losses on derivatives designated as cash flow hedges	397	536
Unrealized (losses) on hedges of net foreign operations	(29)	(38)
Unrealized gains (losses) on FVOCI equity securities	(4)	3
Gains (losses) on remeasurement of pension and other employee future benefit plans	53	1
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(92)	(242)
Income tax (recovery) recorded directly in equity	(136)	(95)
	644	1,179
Total provision for income taxes	$3,469	$3,387
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Reconciliation to Statutory Tax Rate
Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2025		2024
Combined Canadian federal and provincial income taxes at the statutory tax rate	$3,211	27.8%	$2,651	27.8%
Increase (decrease) resulting from:
Tax-exempt income from securities	(36)	(0.3)	(45)	(0.5)
Foreign operations subject to different tax rates (1)	(264)	(2.3)	(365)	(3.8)
Change in tax rate for deferred taxes	7	0.1	3	–
Income attributable to investments in associates and joint ventures	(51)	(0.4)	(36)	(0.3)
Other	(42)	(0.4)	–	–
Provision for income taxes in our Consolidated Statement of Income and effective tax rate	$2,825	24.5%	$2,208	23.2%

(1)	Global minimum tax rules became effective this fiscal year, and as a result, our effective tax rate increased by approximately 55 basis points for the year ended October 31, 2025.

BMO Financial Group 208th Annual Report 2025	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Deferred Tax
Balances

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, November 1, 2024	Benefit (expense) to income statement		Benefit (expense) to equity	Translation and other	Net asset, October 31, 2025
Allowance for credit losses	$1,343	$(56)		$–	$5	$1,292
Employee future benefits	282	23		(6)	–	299
Deferred compensation benefits	749	308		–	2	1,059
Other comprehensive income	224	–		(261)	–	(37)
Premises and equipment	(480)	(19)		–	1	(498)
Pension benefits	(338)	13		(47)	2	(370)
Goodwill and intangible assets	(805)	36		–	(6)	(775)
Securities	867	(294)		–	5	578
Other	1,181	(23)		2	23	1,183
Net deferred tax assets (liabilities)	$3,023	$(12)		$(312)	$32	$2,731
Comprising
Deferred tax assets	$3,024					$2,732
Deferred tax liabilities	(1)					(1)
Net deferred tax assets (liabilities)	$3,023					$2,731

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, November 1, 2023	Benefit (expense) to income statement		Benefit (expense) to equity	Translation and other	Net asset, October 31, 2024
Allowance for credit losses	$893	$449		$–	$1	$1,343
Employee future benefits	264	3		15	–	282
Deferred compensation benefits	783	(35)		–	1	749
Other comprehensive income	522	–		(298)	–	224
Premises and equipment	(343)	(136)		–	(1)	(480)
Pension benefits	(395)	73		(16)	–	(338)
Goodwill and intangible assets	(913)	107		–	1	(805)
Securities	987	(119)		–	(1)	867
Other	1,606	(495	) (1)	4	66	1,181
Net deferred tax assets (liabilities)	$3,404	$(153)		$(295)	$67	$3,023
Comprising
Deferred tax assets	$3,420					$3,024
Deferred tax liabilities	(16)					(1)
Net deferred tax assets (liabilities)	$3,404					$3,023

(1)	Includes the tax impact of the legal provision reversal recorded in relation to the lawsuit described in Note 24.
Included in deferred tax assets is $50 million ($20 million as at October 31, 2024) related to Canadian tax loss carryforwards and $4 million ($3 million as
at October 31, 2024) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from 2025 through 2043. On the evidence available, including management projections of income, we believe it is probable that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2025 is $
917 million ($947 million as at October 31, 2024), of which $52 million ($53 million in 2024) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these benefits will be realized.
Income that we earn through our foreign subsidiaries and foreign branches is generally taxed in the country in which they operate. Canada also taxes the income we earn through our foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain foreign subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled $31 billion as at October 31, 2025 ($27 billion as at October 31, 2024).
Tax Assessments
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011–2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

194	BMO Financial Group 208th Annual Report 2025

Note 23: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments that are convertible into our common shares.
The following table presents our basic and diluted earnings per share:

Basic Earnings Per Common Share (Canadian $ in millions, except as noted)	2025	2024
Net income attributable to bank shareholders	$8,709	$7,318
Dividends on preferred shares and distributions on other equity instruments	(436)	(386)
Net income available to common shareholders	$8,273	$6,932
Weighted-average number of common shares outstanding (in thousands)	721,926	727,738
Basic earnings per common share (Canadian $)	$11.46	$9.52

Diluted Earnings Per Common Share (Canadian $ in millions, except as noted)	2025	2024
Net income available to common shareholders	$8,273	$6,932
Weighted-average number of common shares outstanding (in thousands)	721,926	727,738
Dilutive impact of stock options (1)
Stock options potentially exercisable	5,897	3,556
Common shares potentially repurchased	(4,556)	(2,759)
Weighted-average number of diluted common shares outstanding (in thousands)	723,267	728,535
Diluted earnings per common share (Canadian $)	$11.44	$9.51

(1)
The dilutive effect of stock options was calculated using the treasury stock method. In computing diluted earnings per common share, we excluded average stock options outstanding of 477,101 with a weighted-average exercise price of $150.96 for the year ended October 31, 2025 (3,220,995 with a weighted-average exercise price of $130.33 for the year ended October 31, 2024), as the average share price in each of the two years did not exceed the exercise price.

Note 24: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities
In the ordinary course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.
Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (refer to Note 7). For guarantees that do not qualify as derivatives, a liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is recorded in our Consolidated Statement of Income.
We enter into a variety of commitments, including
off-balance
sheet credit instruments, such as backstop liquidity facilities, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts under which we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are generally consistent with our collateral requirements for loans.
A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
We strive to limit our exposure to credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that we apply to loans and other credit assets.

BMO Financial Group 208th Annual Report 2025	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The maximum amounts payable related to our various commitments are as follows:

(Canadian $ in millions)	2025	2024
Financial Guarantees
Standby letters of credit	$29,409	$30,523
Credit default swaps (1)	23,507	16,211

Other Credit Instruments
Backstop liquidity facilities	18,358	18,224
Documentary and commercial letters of credit	2,504	1,893
Commitments to extend credit (2)	238,884	230,689
Other commitments (3)	9,632	10,093
Total	$322,294	$307,633

(1)	The fair value of the related derivatives included in our Consolidated Balance Sheet was $1 million as at October 31, 2025 ($8 million as at October 31, 2024).
(2)	Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.
(3)	Other commitments include $1,664 million as at October 31, 2025 ($4,511 million as at October 31, 2024) of underwriting commitments that are extended but not yet accepted by the borrower.
Financial Guarantees
Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt provided directly to a third party.
Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than one year to over 10 years. Refer to Note 7 for additional details.
Other Credit Instruments
Backstop liquidity facilities are provided to ABCP programs administered by us as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower. The average term of these liquidity facilities is approximately one to five years. Refer to Note 6 for additional details.
Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.
Commitments to extend credit represent our commitment to customers to grant them credit in the form of loans or other financing for specific amounts and maturities, subject to their meeting certain conditions.
Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.
Exchange and Clearing House Guarantees
We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default by another member or to pay the losses incurred by the organization in the event of a default by a customer of the bank. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.
Pledged Assets and Collateral
In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.

196	BMO Financial Group 208th Annual Report 2025

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)	2025	2024
Bank Assets
Cash and due from banks	$108	$80
Securities (1)	174,514	139,553
Loans	59,886	71,419
Other assets	11,149	10,314
	245,657	221,366
Third-party Assets (2)
Collateral received and available for sale or re-pledging	232,840	195,071
Less: Collateral not sold or re-pledged	(48,081)	(45,087)
	184,759	149,984
Total pledged assets and collateral	$430,416	$371,350

(Canadian $ in millions)	2025	2024
Uses of pledged assets and collateral
Clearing systems, payment systems and depositories	$18,136	$26,203
Foreign governments and central banks	38	46
Obligations related to securities sold short	54,876	35,030
Obligations related to securities sold under repurchase agreements	119,956	97,878
Securities borrowing and lending (3)	122,729	99,405
Derivatives transactions	21,870	19,224
Securitization	21,873	23,739
Covered bonds	23,125	27,235
Other (4)	47,813	42,590
Total pledged assets and collateral	$430,416	$371,350

(1)	Includes NHA MBS of $6,690 million, which are included in loans in our Consolidated Balance Sheet ($5,492 million as at October 31, 2024).
(2)	Includes on-balance sheet securities borrowed or purchased under resale agreements and off-balance sheet collateral received.
(3)	Includes off-balance sheet securities borrowing and lending.
(4)	Includes $16,734 million of assets that have been pledged to support Federal Home Loan Bank activity ($21,235 million as at October 31, 2024).
Lease Commitments
We have entered into a number of
non-cancellable
leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of totalled $128 million as at October 31, 2025 ($80 million as at October 31, 2024).
Provisions and Contingent Liabilities
Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the related amount, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities in our Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence
of one or more future events not wholly within our control, and are not included in the table below.
Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from the actual losses incurred as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet have been determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and that such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal proceedings or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.

BMO Financial Group 208th Annual Report 2025	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BMO Bank National Association (BBNA), formerly BMO Harris Bank N.A., as successor to M&I Marshall and Ilsley Bank (M&I), was named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleged that between 1999 and 2008, M&I (and a predecessor bank) helped facilitate the Ponzi scheme operated by Petters. On November 8, 2022, a jury awarded damages of approximately US$564 million against BBNA. On June 27, 2023, BBNA filed its notice of appeal with the United States Court of Appeals for the Eighth Circuit to contest the jury verdict and award. On August 22, 2023, the trial court awarded the plaintiff approximately US$483 million in pre-judgment
interest and ordered BBNA to pay post-judgment interest on the jury award at 4.74% and pre-judgment
interest at 5.26%. On September 12, 2024, the Court of Appeals reversed the trial court judgment, finding that BBNA had a valid legal defence that extinguished the Trustee’s claim. The appellate court directed the trial court to enter judgment for BBNA. As a result of this outcome, in accordance with applicable accounting standards, BMO reversed its provision of $1,190 million ($875 million after-tax),
comprising $594 million in
non-interest
expense, other and $596 million in interest expense, other liabilities. On February 12, 2025, the plaintiff filed a petition for review by the Supreme Court of the United States. The Supreme Court denied the petition on May 27, 2025, which ends the litigation against BBNA in this matter.
Restructuring and Severance Charges
Provisions for restructuring and severance charges relate to costs incurred for accelerating operational efficiencies across the enterprise. This represents our best estimate of the amount that will ultimately be paid out.
Changes in the provision balance during the year were as follows:

(Canadian $ in millions)			2025			2024
	Restructuring and severance	Legal	Total	Restructuring and severance	Legal	Total
Balance at beginning of year	$164	$95	$259	$335	$1,243	$1,578
Additional provisions/increase in provisions	125	34	159	101	67	168
Provisions utilized	(129)	(79)	(208)	(210)	(19)	(229)
Amounts reversed	(36)	(5)	(41)	(59)	(1,196)	(1,255)
Foreign exchange and other	–	2	2	(3)	–	(3)
Balance at end of year	$124	$47	$171	$164	$95	$259

Note 25: Operating and Geographic Segmentation
Operating Segments
We conduct our business through four operating segments, each of which has a distinct mandate. Our operating segments reflect our organizational and management structure and therefore these segments, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our operating segments using reported and adjusted measures, such as net income, revenue growth, return on equity and non-interest
expense-to-revenue
(efficiency) ratio, as well as operating leverage.
On October 28, 2025, we announced the realignment of business units associated with the previously announced changes in the bank’s organizational structure, effective the fourth quarter of 2025 and applied on a retrospective basis. The realignment combined our U.S. Personal and Business Banking, Commercial Banking and Private Wealth businesses to form a unified U.S. Banking operating segment. Effective the fourth quarter of 2025, financial results related to our U.S. Wealth business previously reported in Wealth Management are now reported in U.S. Banking. Results for prior periods have been reclassified to conform with the current year’s presentation.
Canadian Personal and Commercial Banking
Canadian P&C serves clients across Canada with a comprehensive range of financial products, services and advice through integrated branch, contact centre and digital channels.
U.S. Banking
U.S. Banking serves clients across the United States with a comprehensive range of financial products, services and advice through an integrated network of branches, contact centres, digital banking platforms and automated teller machines. These are offered through Personal and Business Banking, Commercial Banking and Private Wealth lines of businesses.
Wealth Management
Wealth Management serves a full range of clients across Canada, from mainstream to ultra-high net worth and institutional, with a broad offering of wealth, asset management and insurance products and services.
Capital Markets
Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients globally. Through our Investment and Corporate Banking and Global Markets lines of business, there are approximately 2,700 professionals operating in 38 locations around the world.

198	BMO Financial Group 208th Annual Report 2025

Corporate Services
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cybersecurity and operations services.
The costs of these Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. Banking, Wealth Management and Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent basis (teb) adjustments. We review our revenue and expense allocation methodologies annually and update these as appropriate.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the teb adjustment, as described below.
Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups in order to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year’s presentation.
Taxable Equivalent Basis
We analyze revenue on a teb basis at the operating segment level. Net interest income, revenue and provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segments’ teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in Capital Markets due to proposed legislation, and as a result, we no longer report this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024. The teb adjustment for the year ended October 31, 2025 was $
39 million ($58 million in 2024).
Inter-Segment Allocations
Various estimates and allocation methodologies are used in the preparation of the operating segments’ financial information. Overhead expenses are allocated to operating segments using allocation formulas applied on a consistent basis. Operating segment net interest income reflects internal funding charges and credits on the segments’ assets, liabilities and capital at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-segment allocations are also applied to the geographic segmentation.

BMO Financial Group 208th Annual Report 2025	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. Banking (1)	Wealth Management	Capital Markets (1)	Corporate Services (1) (2)	2025 Total
Net interest income	$9,667	$9,017	$1,020	$2,482	$(699)	$21,487
Non-interest revenue	2,595	2,466	4,282	4,965	479	14,787
Total Revenue	12,262	11,483	5,302	7,447	(220)	36,274
Provision for credit losses on impaired loans	1,952	1,010	8	133	44	3,147
Provision for (recovery of) credit losses on performing loans	412	33	2	68	(45)	470
Total provision (recovery of) for credit losses	2,364	1,043	10	201	(1)	3,617
Depreciation and amortization	644	990	215	331	–	2,180
Non-interest expense	4,716	5,865	3,245	4,285	816	18,927
Income (loss) before taxes and non-controlling interest in subsidiaries	4,538	3,585	1,832	2,630	(1,035)	11,550
Provision for (recovery of) income taxes	1,243	775	451	653	(297)	2,825
Reported net income (loss)	$3,295	$2,810	$1,381	$1,977	$(738)	$8,725
Non-controlling interest in subsidiaries	$–	$14	$–	$–	$2	$16
Net income (loss) attributable to bank shareholders	$3,295	$2,796	$1,381	$1,977	$(740)	$8,709
Average assets (3)	$344,176	$257,177	$53,224	$551,491	$274,493	$1,480,561

	Canadian P&C	U.S. Banking (1)	Wealth Management	Capital Markets (1)	Corporate Services (1) (2)	2024 Total
Net interest income	$8,852	$8,602	$873	$1,731	$(590)	$19,468
Non-interest revenue	2,587	2,209	3,726	4,785	20	13,327
Total Revenue	11,439	10,811	4,599	6,516	(570)	32,795
Provision for credit losses on impaired loans	1,326	1,285	15	367	73	3,066
Provision for (recovery of) credit losses on performing loans	333	392	2	2	(34)	695
Total provision for credit losses	1,659	1,677	17	369	39	3,761
Depreciation and amortization	590	1,006	215	299	–	2,110
Non-interest expense	4,415	5,684	2,961	3,979	350	17,389
Income (loss) before taxes and non-controlling interest in subsidiaries	4,775	2,444	1,406	1,869	(959)	9,535
Provision for (recovery of) income taxes	1,318	434	339	377	(260)	2,208
Reported net income (loss)	$3,457	$2,010	$1,067	$1,492	$(699)	$7,327
Non-controlling interest in subsidiaries	$–	$2	$–	$–	$7	$9
Net income (loss) attributable to bank shareholders	$3,457	$2,008	$1,067	$1,492	$(706)	$7,318
Average assets (3)	$327,883	$251,881	$49,134	$468,963	$271,554	$1,369,415

(1)	Operating segments report on a teb basis – see Basis of Presentation section.
(2)	Corporate Services includes T&O.
(3)
Included within average assets are average earning assets, which comprise deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for 2025 are $1,305,072 million, including $342,361 million for Canadian P&C, $235,855 million for U.S. Banking and $726,856 million for all other operating segments, including Corporate Services (2024 – Total: $1,235,830 million, Canadian P&C: $319,518 million, U.S. Banking: $230,500 million and all other operating segments: $685,812 million).

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Geographic Information
We operate primarily in Canada and the United States, but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped within other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.
Our results and average assets, grouped by geographic region, are as follows:

(Canadian $ in millions)				2025
	Canada	United States	Other countries	Total
Total Revenue	$18,885	$15,194	$2,195	$36,274
Income before taxes	5,741	4,339	1,470	11,550
Reported net income	4,191	3,408	1,126	8,725
Average Assets	732,391	675,161	73,009	1,480,561

				2024
Total Revenue	$16,107	$14,465	$2,223	$32,795
Income before taxes	4,434	3,547	1,554	9,535
Reported net income	3,199	2,865	1,263	7,327
Average Assets	692,750	613,098	63,567	1,369,415

200	BMO Financial Group 208th Annual Report 2025

Note 26: Significant Subsidiaries
As at October 31, 2025, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

Significant subsidiaries (1) (2)	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
AIR MILES Loyalty Inc.	Toronto, Canada	$ 19
Bank of Montreal (China) Co. Ltd.	Beijing, China	497
Bank of Montreal Europe Public Limited Company	Dublin, Ireland	1,391
Bank of Montreal Holding Inc. and subsidiaries, including:	Toronto, Canada	35,455
Bank of Montreal Mortgage Corporation	Calgary, Canada
BMO Mortgage Corp.	Vancouver, Canada
BMO Investments Inc.	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canad a
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Private Investment Counsel Inc.	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada
BMO Capital Markets Limited	London, England	434
BMO Capital Partners Inc.	Toronto, Canada	1,067
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	60,146
BMO Bank National Association	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Japan Securities Ltd.	Tokyo, Japan	6
BMO Life Insurance Company and subsidiary	Toronto, Canada	1,430
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	630

(1)
Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States.

(2)	Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.
Significant Restrictions
Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:
•	Assets pledged as security for various liabilities we incur. Refer to Note 24 for details.
•	Assets of our consolidated SEs that are held for the benefit of the note holders. Refer to Note 6 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 14 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements.
•	Funds required to be held with certain central banks, regulatory bodies and counterparties. Refer to our Consolidated Statement of Cash Flows for details.

Note 27: Related Party Transactions
Related parties include subsidiaries, joint ventures, associates, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law
partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation and are not disclosed as related party transactions.
Key Management Personnel and Their Close Family Members
Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.
The following table presents the compensation of our key management personnel:

(Canadian $ in millions)	2025	2024
Base salary and incentives	$29	$20
Post-employment benefits	2	2
Share-based payments (1)	54	37
Total key management personnel compensation	$85	$59

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.
We offer senior executives market interest rates on credit card balances, a fee-based
subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. As at October 31, 2025, loans and undrawn credit commitments to key management personnel and their close family members totalled $23 million ($19 million as at October 31, 2024). We had no ACL on impaired loans related to these amounts as at October 31, 2025 and 2024.

BMO Financial Group 208th Annual Report 2025	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Directors receive a specified amount of their annual retainer in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eleven times greater than the cash portion of their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. Once the shareholding requirements have been met, directors may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.
Directors of our wholly-owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.
Joint Ventures and Associates
We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.
The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method, as well as our share of the income of those entities:

(Canadian $ in millions)	Joint ventures		Associates
	2025	2024	2025	2024
Carrying amount	$878	$907	$908	$820
Share of net income	36	93	139	114
We do not have any joint ventures or associates that are individually material to our consolidated financial statements.
The following table presents transactions with our joint ventures and associates:

(Canadian $ in millions)	2025	2024
Loans (1)	$1,976	$1,864
Deposits	269	241
Fees paid for services received	63	66
Guarantees and commitments	242	210

(1)	We had no ACL on impaired loans related to these amounts as at October 31, 2025 and 2024.

202	BMO Financial Group 208th Annual Report 2025